Filed Pursuant to Rule 424(b)(5)
Registration No. 333-156271

Prospectus Supplement to Prospectus dated December 31, 2008

3,775,000 Shares

Common Stock

We are offering 3,775,000 shares of our common stock. Our common stock is listed on the Nasdaq Global Select Market under the symbol “HFWA.” On September 16, 2009, the closing sale price of our common stock on the Nasdaq Global Select Market was $12.51 per share.

The shares of common stock are not savings accounts, deposits or other obligations of a bank or savings institution and are not insured by the Federal Deposit Insurance Corporation or any other government agency.

Investing in our common stock involves risks. See “Risk Factors” beginning on page S-13 of this prospectus supplement to read about factors you should consider before buying our common stock.

Neither the Securities and Exchange Commission nor any state securities regulator has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total
Public offering price	$11.50	$43,412,500
Underwriting discounts and commissions	$0.69	$2,604,750
Proceeds to Heritage Financial Corporation (before expenses)	$10.81	$40,807,750

The underwriters also may purchase up to an additional 566,250 shares of our common stock within 30 days of the date of this prospectus supplement to cover over-allotments, if any.

The underwriters expect to deliver the common stock in book-entry form only, through the facilities of The Depository Trust Company, against payment on or about September 22, 2009.

Keefe, Bruyette & Woods

D.A. Davidson & Co.

Prospectus supplement dated September 16, 2009.

Prospectus Supplement

Prospectus

ABOUT THIS PROSPECTUS SUPPLEMENT

You should rely only on the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not, and Keefe, Bruyette & Woods, Inc., and D.A. Davidson & Co., as underwriters, have not, authorized anyone to provide you with different information. You should assume that the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus is accurate only as of their respective dates. Our business, financial condition, results of operations and prospects may have changed since such dates.

This prospectus supplement is a supplement to the accompanying prospectus that is also a part of this document. This prospectus supplement and the accompanying prospectus are part of a registration statement that we filed with the Securities and Exchange Commission (the “SEC”), using a “shelf” registration process. Under the shelf registration statement, we may offer and sell shares of our common stock described in the accompanying prospectus in one or more offerings. In this prospectus supplement, we provide you with specific information about the terms of this offering. Both this prospectus supplement and the accompanying prospectus include important information about us, our common stock and other information you should know before investing in our common stock. This prospectus supplement may also add, update and change information contained in the accompanying prospectus. To the extent that any statement that we make in this prospectus supplement is inconsistent with the statements made in the accompanying prospectus, the statements made in the accompanying prospectus are deemed modified or superseded by the statements made in this prospectus supplement. You should read this prospectus supplement and the accompanying prospectus as well as the documents incorporated herein by reference described under “Incorporation of Certain Documents by Reference” before investing in our common stock.

All references in this prospectus supplement to “Heritage,” “we,” “us,” “our” or similar references mean Heritage Financial Corporation and its consolidated subsidiaries and all references in this prospectus supplement to “Heritage Financial Corporation” mean Heritage Financial Corporation excluding its subsidiaries, in each case unless otherwise expressly stated or the context otherwise requires.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We are subject to the information requirements of the Securities Exchange Act of 1934 (the “Exchange Act”), which means we are required to file annual, quarterly and special reports, proxy statements and other information with the SEC. Our SEC filings are available to the public over the Internet at the SEC’s website at http://www.sec.gov and on the investor relations page of our website at www.HF-WA.com. Information on our website is not part of this prospectus supplement or the accompanying prospectus. You may also read and copy any document we file with the SEC at its Public Reference Room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330.

We filed a registration statement on Form S-3 to register with the SEC the shares of common stock to be issued in this offering. This prospectus supplement and the accompanying prospectus do not contain all of the information you can find in the registration statement or the exhibits to the registration statement. You can obtain the full registration statement from the SEC as indicated above.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The SEC allows us to incorporate by reference information into this prospectus supplement. This means that we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is considered to be part of this prospectus supplement, except for any information that is superseded by subsequent incorporated documents or by information that is included directly in this prospectus supplement. We incorporate by reference the documents listed below and any future filings we make with the SEC after the date of this prospectus and until the termination of this offering under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, or the Exchange Act:

•	our Annual Report on Form 10-K for the year ended December 31, 2008 (including the portions of our 2009 proxy material incorporated by reference into the Form 10-K);

•	our amendment to our Annual Report on Form 10-K/A for the year ended December 31, 2008;

•	our Current Reports on Form 8-K filed on August 20, 2009 and September 14, 2009;

•	our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2009 and June 30, 2009; and

•	the description of our common stock contained and incorporated into in our Registration Statement on Form 8-A filed on January 6, 1998.

Nothing in this prospectus supplement shall be deemed to incorporate information deemed furnished but not filed with the SEC.

You may obtain any of these incorporated documents from us without charge, excluding any exhibits to those documents unless the exhibit is specifically incorporated by reference in such document. You may obtain documents incorporated by reference in this prospectus supplement by requesting them from us in writing or by telephone at the following address:

Heritage Financial Corporation

201 Fifth Avenue, S.W.

Olympia, Washington 98501

(360) 943-1500

Attention: Corporate Secretary

In addition, we maintain a corporate website, www.HF-WA.com. We make available through our website our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and any amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act as soon as reasonably practicable after we electronically file such material with, or furnish it to, the SEC. This reference to our website is for the convenience of investors as required by the SEC and shall not be deemed to incorporate any information on the website into this prospectus supplement.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus supplement, the accompanying prospectus and the documents incorporated by reference may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements often include the words “believes,” “expects,” “anticipates,” “estimates,” “forecasts,” “intends,” “plans,” “targets,” “potentially,” “probably,” “projects,” “outlook” or similar expressions or future or conditional verbs such as “may,” “will,” “should,” “would” and “could.” These forward-looking statements are subject to known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from the results anticipated, including:

•

the credit risks of lending activities, including changes in the level and trend of loan delinquencies and write-offs and changes in our allowance for loan losses and provision for loan losses that may be impacted by deterioration in the housing and commercial real estate markets;

•	changes in general economic conditions, either nationally or in our market areas;

•	changes in the levels of general interest rates, and the relative differences between short and long term interest rates, deposit interest rates, our net interest margin and funding sources;

•	fluctuations in the demand for loans, the number of unsold homes and other properties and fluctuations in real estate values in our market areas;

•

results of examinations of us by the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”) and of our bank subsidiaries by the Federal Deposit Insurance Corporation (the “FDIC”), the Washington State Department of Financial Institutions, Division of Banks (the “Washington DFI”) or other regulatory authorities, including the possibility that any such regulatory authority may, among other things, require us to increase our reserve for loan losses, write-down assets, change our regulatory capital position or affect our ability to borrow funds or maintain or increase deposits, which could adversely affect our liquidity and earnings;

•	legislative or regulatory changes that adversely affect our business including changes in regulatory policies and principles, including the interpretation of regulatory capital or other rules;

•	our ability to control operating costs and expenses;

•	the use of estimates in determining fair value of certain of our assets, which estimates may prove to be incorrect and result in significant declines in valuation;

•	difficulties in reducing risk associated with the loans on our balance sheet;

•	staffing fluctuations in response to product demand or the implementation of corporate strategies that affect our workforce and potential associated charges;

•	computer systems on which we depend could fail or experience a security breach;

•	our ability to retain key members of our senior management team;

•	costs and effects of litigation, including settlements and judgments;

•	our ability to implement our branch expansion strategy;

•

our ability to successfully integrate any assets, liabilities, customers, systems, and management personnel we have acquired or may in the future acquire into our operations and our ability to realize related revenue synergies and cost savings within expected time frames and any goodwill charges related thereto;

•	changes in consumer spending, borrowing and savings habits;

•	the availability of resources to address changes in laws, rules, or regulations or to respond to regulatory actions;

•	adverse changes in the securities markets;

•	inability of key third-party providers to perform their obligations to us;

•

changes in accounting policies and practices, as may be adopted by the financial institution regulatory agencies or the Financial Accounting Standards Board, including additional guidance and interpretation on accounting issues and details of the implementation of new accounting methods;

•

other economic, competitive, governmental, regulatory, and technological factors affecting our operations, pricing, products and services and the other risks described elsewhere in this prospectus supplement, the accompanying prospectus and the incorporated documents; and

•	future legislative changes in the TARP Capital Purchase Program.

Some of these and other factors are discussed in this prospectus supplement under the caption “Risk Factors” and elsewhere in this prospectus supplement and in the incorporated documents. Such developments could have an adverse impact on our financial position and our results of operations.

Any forward-looking statements are based upon management’s beliefs and assumptions at the time they are made. We undertake no obligation to publicly update or revise any forward-looking statements included or incorporated by reference in this prospectus supplement or the accompanying prospectus or to update the reasons why actual results could differ from those contained in such statements, whether as a result of new information, future events or otherwise. In light of these risks, uncertainties and assumptions, the forward-looking statements discussed in this prospectus supplement or the accompanying prospectus or the incorporated documents might not occur, and you should not put undue reliance on any forward-looking statements.

PROSPECTUS SUPPLEMENT SUMMARY

This summary highlights information contained elsewhere in, or incorporated by reference into, this prospectus supplement and the accompanying prospectus. As a result, it does not contain all of the information that may be important to you or that you should consider before investing in our common stock. You should read this entire prospectus supplement and accompanying prospectus, including the “Risk Factors” section, and the documents incorporated by reference, which are described under “Incorporation of Certain Documents by Reference” in this prospectus supplement. Unless otherwise expressly stated or the context otherwise requires, all information in this prospectus supplement assumes that the underwriters do not exercise their option to purchase additional shares of our common stock to cover over-allotments, if any.

Heritage Financial Corporation

Heritage Financial Corporation is a bank holding company incorporated in the State of Washington. We are primarily engaged in the business of planning, directing and coordinating the business activities of our wholly owned bank subsidiaries, Heritage Bank and Central Valley Bank. Heritage Bank is a Washington-chartered commercial bank that conducts business from its main office in Olympia, Washington and its 13 branch offices located in Thurston, Pierce, Mason and south King counties in Washington. Central Valley Bank is a Washington-chartered commercial bank that conducts business from its main office in Toppenish, Washington and its five branch offices located in Yakima and Kittitas counties in Washington. As a bank holding company, Heritage Financial Corporation is subject to regulation by the Federal Reserve Board. Heritage Bank and Central Valley Bank are subject to regulation by the Washington DFI and the FDIC. As of June 30, 2009, we had total consolidated assets of $966.8 million, total net loans receivable of $761.2 million, total deposits of $842.1 million and total stockholders’ equity of $111.4 million.

Our business consists primarily of lending and deposit relationships with small businesses and their owners in our market areas and attracting deposits from the general public. We also make residential and commercial construction, income property, and consumer loans and originate for sale or investment purposes first mortgage loans on residential properties located in western and central Washington State.

Heritage Bank, the larger of our two bank subsidiaries, was established in 1927 and primarily serves the South Puget Sound region of Washington. Originally founded as a savings and loan, Heritage Bank implemented a growth strategy in 1994 to expand its offerings from traditional savings and loan products to a full range of products and services for both personal and business banking, which culminated in its conversion to a commercial bank charter in 2004. We acquired our other subsidiary bank, Central Valley Bank, in 1999. Central Valley Bank first opened for business in 1962 and serves the Yakima Valley region of Washington with a primary focus on small business and agricultural lending.

In addition to our acquisition of Central Valley Bank, we have completed two other acquisitions. In 1998, we acquired North Pacific Bank, a Washington-chartered commercial bank in Tacoma, Washington. In 2006, we acquired Western Washington Bancorp and its wholly owned subsidiary, Washington State Bank, N.A. located in Federal Way, Washington. Both banks were merged into Heritage Bank.

Our common stock is listed on the Nasdaq Global Select Market under the symbol “HFWA.” Our principal executive offices are located at 201 Fifth Avenue S.W., Olympia, Washington 98501. Our telephone number is (360) 943-1500.

Our Strategies

Our primary objective is to be a well-capitalized, profitable community banking organization, with balanced growth while emphasizing lending and deposit relationships with small and medium size businesses along with their owners and the general public. We consider ourselves as an innovative team providing financial services focusing on the success of our customers. Our stated mission is: “Continuously Improve Customer Satisfaction, Employee Empowerment and Shareholder Value.” We will seek to achieve our objective through the following strategies:

•

Emphasize business relationships with a focus on commercial lending. We will continue to provide primarily commercial business, commercial real estate and residential construction loans with an emphasis on owner occupied commercial real estate and commercial business lending, and the deposit balances that accompany these relationships. We provide our business customers with an array of competitive deposit and cash management products through a variety of delivery channels with state of the art technologies. Our lending staff is well seasoned with extensive knowledge of our markets and adds value through a focused advisory role that we believe strengthens our customer relationships and loyalty. We currently have and will seek to maintain a diversified portfolio of lending relationships without concentrations in any industry.

•

Focus on Asset Quality. A strong credit culture is a high priority for us. We have a well-developed credit approval structure that has enabled us to maintain a standard of asset quality that we believe is conservative while maintaining our investment objectives. We will continue to focus on loan types and markets that we know well and have a historical record of success. We focus on loan relationships that are well diversified in both size and industry types. With respect to commercial business lending, which is our predominant lending activity, we view ourselves as cash-flow lenders obtaining additional support from realistic collateral values, personal guarantees and secondary sources of repayment. We have a problem loan resolution process that is focused on quick detection and solutions. We seek to maintain strong internal controls and subject our loans to periodic internal loan review as well as a third party loan review process.

•

Maintain Strong Balance Sheet. In addition to our focus on our underwriting, we believe that the strength of our balance sheet has thus far enabled us to endure the economic downturn afflicting the Pacific Northwest better than many of our competitors. While our non-performing loans have recently increased, our loan loss coverage ratios have remained strong. As of June 30, 2009, the ratio of our allowance for loan losses to total loans was 3.02% and the ratio of the allowance to non-performing loans was 104.1%. Our liquidity position is also strong, with $82.5 million in cash and cash equivalents as of June 30, 2009. As of June 30, 2009, the regulatory capital ratios of our subsidiary banks were well in excess of the levels required for “well-capitalized” status, and our consolidated total risk-based capital, Tier 1 risk-based capital and leverage ratios were 14.0%, 12.7% and 10.3%, respectively.

•

Deposit Growth. Our strategic focus is to continuously grow deposits with emphasis on total relationship banking with our business and retail customers. We continue to seek to increase our market share in our communities by providing exceptional customer service, business development strategies and branch expansion. Our primary focus is to maintain a high level of non-maturity deposits to internally fund our loan growth with a low reliance on maturity (certificate) deposits. From June 30, 2008 to June 30, 2009, as a percentage of our total deposits, non-maturity deposits increased from 57.2% to 61.2%. We maintain state of the art technology-based products, such as on-line personal financial management, business cash management, and business remote deposit products that enable us to compete effectively with banks of all sizes. Our retail management team is well seasoned and has strong ties to the communities we serve with a strong focus on relationship building.

•	Recruit and retain highly competent personnel to execute our strategies. Our compensation and staff development programs are aligned with our strategies to grow our loans and core deposits while maintaining our focus on asset quality. Our incentive systems are designed to achieve well-balanced and high quality asset growth while maintaining appropriate mechanisms to reduce or eliminate incentive payments when appropriate. Our equity compensation programs and retirement benefits are designed to build and encourage employee ownership at all levels of the company to align employee performance objectives with corporate growth strategies and shareholder value. We have a strong corporate culture, which is supported by our commitment to internal development and promotion from within as well as the retention of management and officers in key roles.

•

Seek to expand geographically as opportunities present themselves. We believe that consolidation of community banks will continue to take place and further believe that, with our capital and liquidity positions and approach to credit management, we are well positioned to take advantage of acquisitions or other business opportunities in our market areas including FDIC-assisted transactions. In markets where we wish to enter or expand our business, we will also consider opening de novo offices. In the past, we have successfully integrated acquired institutions and opened de novo branches. We will continue to be disciplined and opportunistic as it pertains to future acquisitions and de novo branching focusing on the Pacific Northwest markets we know and understand.

Risk Factors

An investment in our common stock involves certain risks. You should carefully consider the risks described under “Risk Factors” beginning on page S-13 of this prospectus supplement and in the “Risk Factors” section included in our Annual Report on Form 10-K for the year ended December 31, 2008, as well as other information included or incorporated by reference into this prospectus supplement and the accompanying prospectus, including our financial statements and the notes thereto, before making an investment decision. See “Incorporation of Certain Documents by Reference.”

The Offering

Common stock we are offering	3,775,000 shares

Common stock to be outstanding after this offering	10,482,094 shares (11,048,344 shares of common stock upon exercise of the over-allotment option in full)(1)(2)

Use of proceeds	Our estimated net proceeds from this offering are approximately $40.5 million, or approximately $46.6 million if the underwriters exercise their over-allotment option in full, after deducting underwriting discounts and commissions and other estimated expenses of this offering. We intend to use the net proceeds of this offering for general corporate purposes, which may include, without limitation, investments at the holding company level, providing capital to support the growth of our subsidiary banks and acquisitions or other business opportunities in our market areas, including FDIC-assisted transactions. We may also seek the approval of our regulators to utilize the proceeds of this offering and other cash available to us to repurchase all or a portion of the securities described below that we issued to the U.S. Department of the Treasury (the “Treasury”). See “Use of Proceeds.”

Dividends on common stock	In the second quarter of 2009, our board of directors suspended our quarterly cash dividend in light of the current economic environment for financial institutions as well as our capital needs. See “Price Range of Common Stock and Dividend Information.”

Nasdaq Global Select Market Symbol	HFWA

Settlement Date	Delivery of shares of our common stock will be made against payment therefor on or about September 22, 2009.

(1)	The number of our shares outstanding immediately after the closing of this offering is based on 6,707,094 shares of common stock outstanding as of August 31, 2009.

(2)	Unless otherwise indicated, the number of shares of common stock presented in this prospectus supplement excludes shares issuable pursuant to the exercise of the underwriters’ over-allotment option, excludes 545,068 shares of common stock issuable upon exercise of outstanding stock options as of August 31, 2009, with a weighted average exercise price of $19.35 per share, 398,328 shares of common stock issuable pursuant to potential future awards under our equity compensation plans, and the Warrant (as defined below) for 276,074 shares of common stock held by the Treasury.

On November 21, 2008, we issued $24.0 million of our Fixed Rate Cumulative Perpetual Preferred Stock, Series A (the “Series A Preferred Stock”) to the Treasury pursuant to the Troubled Asset Relief Program (“TARP”) Capital Purchase Program, together with a ten-year warrant to purchase up to 276,074 shares of our common stock at an initial exercise price of $13.04 per share (the “Warrant”). Because this offering results in aggregate gross proceeds of at least $24.0 million, the number of shares of our common stock underlying the Warrant will be reduced by 50% to 138,037 shares.

Selected Historical Financial Information

The following table sets forth selected consolidated financial information as of and for the years ended December 31, 2008, 2007, 2006, 2005 and 2004 (which has been derived from our audited consolidated financial statements), and as of and for the six months ended June 30, 2009 and 2008 (which is unaudited). The unaudited financial information as of and for the six months ended June 30, 2009 and 2008 has been prepared on the same basis as our audited financial statements and includes, in the opinion of management, all adjustments necessary to fairly present the data for such periods. The results of operations for the six months ended June 30, 2009 are not necessarily indicative of the results of operations to be expected for the full year or any future period. This information should be read in conjunction with our consolidated financial statements and related notes included in our Annual Report on Form 10-K for the year ended December 31, 2008, as amended, and our Quarterly Report on Form 10-Q for the quarter ended June 30, 2009. See “Incorporation of Certain Documents by Reference.”

Our summary consolidated financial information and other financial data contain information determined by methods other than in accordance with Generally Accepted Accounting Principles (“GAAP”). These measures include tangible book value per common share and tangible common equity to tangible assets. Tangible book value per common share may be important to investors interested in changes from period to period in book value per share exclusive of changes in intangible assets. Tangible common equity to tangible assets may be important to many investors interested in the equity to assets ratio exclusive of the effect of changes in intangible assets on equity and total assets. Reconciliations of the GAAP and the non-GAAP financial measures presented are contained within the summary consolidated financial information table.

For the Six Months Ended June 30,	For the years ended December 31,
2009	2008	2008	2007	2006	2005	2004
(Dollars in thousands, except per share data)
Operations Data:
Net interest income	$20,413	$18,453	$38,342	$36,621	$35,772	$33,881	$31,727
Provision for loan losses	9,740	1,070	7,420	810	720	810	645
Noninterest income	4,309	4,520	8,824	8,572	7,954	6,630	6,498
Noninterest expense	15,906	15,256	30,419	28,288	27,082	24,183	23,270
Federal income tax (benefit) expense	(471)	2,183	2,976	5,387	5,377	5,042	4,725
Net income (loss)	(503)	4,464	6,351	10,708	10,547	10,476	9,585
Dividends accrued and discount accreted on preferred shares	659	—	143	—	—	—	—
Net income (loss) applicable to common stockholders	(1,162)	4,464	6,208	10,708	10,547	10,476	9,585
Earnings (loss) per common share
Basic	(0.18)	0.67	0.94	1.63	1.65	1.69	1.53
Diluted	(0.18)	0.67	0.93	1.61	1.60	1.65	1.49
Cash dividends per common share(1)	0.10	0.42	0.56	0.84	0.81	0.71	0.62

Performance Ratios:
Net interest spread(2)	4.31%	3.98%	4.11%	3.86%	4.30%	4.75%	4.91%
Net interest margin(3)	4.64%	4.50%	4.59%	4.50%	4.83%	5.08%	5.13%
Efficiency ratio(4)	64.34%	66.41%	64.50%	62.59%	61.94%	59.69%	60.88%
Return on average assets(5)	(0.11)%	1.02%	0.71%	1.23%	1.33%	1.46%	1.44%
Return on average common equity(5)	(2.60)%	10.20%	6.98%	12.87%	14.18%	16.13%	15.80%

Ratios of Earnings to Fixed Charges and Preferred Stock Dividend Requirement(6)
Including interest on deposits	0.86	x	1.65	x	1.50	x	1.62	x	1.82	x	2.34	x	2.98	x
Excluding interest on deposits	—	(7)	38.77	x	20.23	x	11.46	x	14.03	x	17.28	x	30.03	x

	As of June 30,		As of December 31,
	2009	2008	2008	2007	2006	2005	2004
Balance Sheet Data:
Total assets	$966,763	$901,481	$946,145	$886,055	$852,893	$751,152	$697,267
Loans receivable, net	761,160	786,347	793,303	768,945	739,596	643,538	591,085
Loans held for sale	2,431	160	304	447	—	263	381
Deposits	842,103	800,989	824,480	776,280	725,921	636,504	587,278
Federal Home Loan Bank advances	—	5,605	—	14,990	37,167	39,900	40,900
Stockholders’ equity	111,374	87,295	113,147	84,967	78,639	66,120	60,944
Less: goodwill	13,012	13,012	13,012	13,012	13,081	6,640	6,640
Less: other intangible assets	385	463	424	502	580	—	—
Tangible equity	97,977	73,820	99,711	71,453	64,978	59,480	54,304
Less: preferred stock	23,426	—	23,367	—	—	—	—
Tangible common equity	74,551	73,820	76,344	71,453	64,978	59,480	54,304
Book value per common share	13.11	13.05	13.40	12.79	11.99	10.57	9.76
Less: goodwill and other tangible assets per common share	2.00	2.02	2.00	2.03	2.08	1.06	1.06
Tangible book value per common share(8)	11.11	11.03	11.40	10.76	9.91	9.51	8.70
Equity to assets ratio	11.52%	9.68%	11.96%	9.59%	9.22%	8.80%	8.74%

Capital Ratios:
Average equity to average assets	11.7%	10.0%	10.3%	9.5%	9.4%	9.1%	9.1%
Tangible common equity to tangible assets(9)	7.8%	8.3%	8.2%	8.2%	7.7%	8.0%	7.9%
Total risk-based capital ratio	14.0%	10.8%	13.7%	10.7%	10.4%	10.8%	10.8%
Tier 1 risk-based capital ratio	12.7%	9.5%	12.5%	9.5%	9.1%	9.5%	9.6%
Leverage ratio	10.3%	8.5%	11.0%	8.2%	8.0%	8.2%	8.0%

Asset Quality Ratios:
Nonperforming loans to loans	2.90%	0.98%	0.42%	0.13%	0.37%	0.13%	0.05%
Allowance for loan losses to loans	3.02%	1.41%	1.91%	1.33%	1.35%	1.30%	1.38%
Allowance for loan losses to nonperforming loans	104.1%	144.3%	454.0%	1,016.1%	360.1%	1,016.3%	2,603.6%
Nonperforming assets to total assets	2.39%	0.94%	0.57%	0.13%	0.36%	0.16%	0.05%

Other Data:
Number of banking offices	20	20	20	20	20	18	18
Number of full-time equivalent employees	225	230	217	224	233	211	196

(1)	Revised for stock dividends. During the first quarter of 2009 we suspended our cash dividends on our common stock to preserve our capital.

(2)	Net interest spread is the difference between the average yield on interest earning assets and the average cost of interest bearing liabilities.

(3)	Net interest margin is net interest income divided by average interest earning assets.

(4)	The efficiency ratio is noninterest expense divided by the sum of net interest income and noninterest income.

(5)	Ratios for the six month periods are annualized.

(6)	The ratio of earnings to fixed charges and preferred stock dividend requirement is computed by dividing (i) the sum of income before income taxes and total fixed charges by (ii) the sum of total fixed charges and preferred stock dividend requirement (pre-tax). The preferred stock dividend requirement (pre-tax) is computed as the amount of the preferred stock dividend divided by (1 minus the applicable effective income tax rate). Prior to the issuance of our Series A Preferred Stock in the fourth quarter of 2008, we had no shares of preferred stock outstanding. For purposes of computing these ratios, fixed charges excluding interest on deposits represents interest expense on Federal Home Loan Bank advances and other borrowed funds and fixed charges including interest on deposits represents all interest expense.

(7)	The earnings coverage for the period was inadequate to cover fixed charges. The coverage deficiency for the period was $509,000.

(8)	Tangible book value per common share is defined as total shareholders’ equity, less any outstanding preferred stock, reduced by recorded goodwill and other intangible assets divided by total common shares outstanding.

(9)	Tangible common equity to tangible assets is defined as total shareholders’ equity, less any outstanding preferred stock, reduced by recorded goodwill and other intangible assets divided by total assets reduced by recorded goodwill and other intangible assets.

RISK FACTORS

An investment in our common stock involves certain risks. Before you invest in our common stock, you should be aware that there are various risks, including those described below, which could affect the value of your investment in the future. The trading price of our common stock could decline due to any of these risks, and you may lose all or part of your investment. The risk factors described in this section, as well as any cautionary language in this prospectus supplement, provide examples of risks, uncertainties and events that could have a material adverse effect on our business, including our operating results and financial condition. This prospectus supplement also contains forward-looking statements that involve risks and uncertainties. These risks could cause our actual results to differ materially from the expectations that we describe in our forward-looking statements. You should carefully consider the risks described below and the risk factors included in our Annual Report on Form 10-K for the year ended December 31, 2008, as well as the other information included or incorporated by reference in this prospectus supplement and the accompanying prospectus, before making an investment decision.

Risks Associated with Our Business

The current economic recession in the market areas we serve may continue to adversely impact our earnings and could increase our credit risk associated with our loan portfolio.

Substantially all of our loans are to businesses and individuals in the state of Washington, and a continuing decline in the economies of our primary market areas of the south Puget Sound and Yakima Valley regions of Washington could have a material adverse effect on our business, financial condition, results of operations and prospects. In particular, the Puget Sound region has experienced substantial home price declines and increased foreclosures. A series of large Puget Sound-based businesses have implemented substantial employee layoffs and scaled back plans for future growth. Additionally, acquisitions and consolidations have resulted in substantial employee layoffs, along with a significant increase in office space vacancies in downtown Seattle. The Yakima Valley has likewise seen increased unemployment and a continued decline in housing prices.

A further deterioration in economic conditions in the market areas we serve could result in the following consequences, any of which could have a materially adverse impact on our business, financial condition and results of operations:

•	loan delinquencies, problem assets and foreclosures may increase;

•	demand for our products and services may decline;

•	collateral for loans made may decline further in value, in turn reducing customers’ borrowing power, reducing the value of assets and collateral associated with existing loans; and

•	low cost or non-interest bearing deposits may decrease.

Our loan portfolio is concentrated in loans with a higher risk of loss.

Repayment of our commercial business loans is often dependent on the cash flows of the borrower, which may be unpredictable, and the collateral securing these loans may fluctuate in value. We offer different types of commercial loans to a variety of businesses with an emphasis on real estate related industries and businesses in agricultural, healthcare, legal, and other professions. The types of commercial loans offered are business lines of credit, term equipment financing and term real estate loans. We also originate loans that are guaranteed by the Small Business Administration (SBA) and are a “preferred lender” of the SBA. Commercial business lending involves risks that are different from those associated with real estate lending. Real estate lending is generally considered to be collateral based lending with loan amounts based on predetermined loan to collateral values and liquidation of the underlying real estate collateral being viewed as the primary source of repayment in the event of borrower default. Our commercial business loans are primarily made based on the cash flow of the borrower and secondarily on the underlying collateral provided by the borrower. The borrowers’ cash flow may be unpredictable, and collateral securing these loans may fluctuate in value. Although commercial business loans are often collateralized by equipment, inventory, accounts receivable, or other business assets, the liquidation of collateral in the event of default is often an insufficient source of repayment because accounts receivable may be uncollectible and inventories may be obsolete or of limited use, among other things. Accordingly, the repayment of commercial business loans depends primarily on the cash flow and credit worthiness of the borrower and secondarily on the underlying collateral provided by the borrower. In addition, as part of our commercial business lending activities, we originate agricultural loans. Payments on agricultural loans are typically dependent on the profitable operation or management of the related farm property. The success of the farm may be affected by many factors outside the control of the borrower, including adverse weather conditions that prevent the planting of a crop or limit crop yields, declines in market prices for agricultural products and the impact of government regulations. In addition, many farms are dependent on a limited number of key individuals whose injury or death may significantly affect the successful operation of the farm. If the cash flow from a farming operation is diminished, the borrower’s ability to repay the loan may be impaired.

As of June 30, 2009, our commercial business loans totaled $436.6 million, or approximately 55.5% of our total loan portfolio.

Our income property loans, consisting of commercial and multi-family real estate loans, involve higher principal amounts than other loans and repayment of these loans may be dependent on factors outside our control or the control of our borrowers. We originate commercial and multi-family real estate loans for individuals and businesses for various purposes, which are secured by commercial properties. These loans typically involve higher principal amounts than other types of loans, and repayment is dependent upon income generated, or expected to be generated, by the property securing the loan in amounts sufficient to cover operating expenses and debt service, which may be adversely affected by changes in the economy or local market conditions. For example, if the cash flow from the borrower’s project is reduced as a result of leases not being obtained or renewed, the borrower’s ability to repay the loan may be impaired. Commercial and multifamily mortgage loans also expose a lender to greater credit risk than loans secured by residential real estate because the collateral securing these loans typically cannot be sold as easily as residential real estate. In addition, many of our commercial and multifamily real estate loans are not fully amortizing and contain large balloon payments upon maturity. Such balloon payments may require the borrower to either sell or refinance the underlying property in order to make the payment, which may increase the risk of default or non-payment.

If we foreclose on a commercial and multi-family real estate loan, our holding period for the collateral typically is longer than for one-to-four family residential mortgage loans because there are fewer potential purchasers of the collateral. Additionally, commercial and multi-family real estate loans generally have relatively large balances to single borrowers or related groups of borrowers. Accordingly, if we make any errors in judgment in the collectability of our commercial and multi-family real estate loans, any resulting charge-offs may be larger on a per loan basis than those incurred with our residential or consumer loan portfolios.

As of June 30, 2009, our commercial and multi-family real estate loans totaled $213.8 million, or 27.2% of our total loan portfolio.

Our construction loans are based upon estimates of costs and value associated with the complete project. These estimates may be inaccurate. Construction lending can involve a higher level of risk than other types of lending because funds are advanced partially based upon the value of the project, which is uncertain prior to the project’s completion. Because of the uncertainties inherent in estimating construction costs as well as the market value of a completed project and the effects of governmental regulation of real property, our estimates with regards to the total funds required to complete a project and the related loan-to-value ratio may vary from actual results. As a result, construction loans often involve the disbursement of substantial funds with repayment dependent, in part, on the success of the ultimate project and the ability of the borrower to sell or lease the property or refinance the indebtedness. If our estimate of the value of a project at completion proves to be overstated, we may have inadequate security for repayment of the loan and we may incur a loss.

As of June 30, 2009, construction loans totaled $115.0 million, or approximately 14.5% of our total loan portfolio. Of these loans, $62.9 million, or approximately 54.7%, were residential construction-related and $52.1 million, or approximately 45.3%, were multi-family and commercial construction-related. Approximately $16.1 million, or 14.0%, of our total construction loans were non-performing at June 30, 2009.

At June 30, 2009, our largest lending relationship to one borrower was classified as potential problem loans. The loans are to a builder/developer of single-family homes/lots in Pierce County, Washington and are secured by several homes under construction as well as approximately 200 completed single-family lots ready for sale. Pierce County has had a significant slowdown in homes sales and this slowdown has affected the borrower’s ability to sell lots and repay the loans as originally planned. At June 30, 2009, these loans had an approximate balance of $17 million. Since June 30, 2009, updated appraisals were obtained on all collateral, which justified current carrying values. It is becoming more likely these loans will become non-accrual loans in the future. While at this time we do not anticipate the need for additional reserves in the event these loans are placed on non-accrual status, no assurance can be given in this regard. These loans were a contributing factor to the increase in the provision for loan losses for the quarter ended June 30, 2009.

Our allowance for loan losses may prove to be insufficient to absorb losses in our loan portfolio.

Lending money is a substantial part of our business. Every loan carries a certain risk that it will not be repaid in accordance with its terms or that any underlying collateral will not be sufficient to assure repayment. This risk is affected by, among other things:

•	cash flow of the borrower and/or the project being financed;

•	the changes and uncertainties as to the future value of the collateral, in the case of a collateralized loan;

•	the credit history of a particular borrower;

•	changes in economic and industry conditions; and

•	the duration of the loan.

We maintain an allowance for loan losses, which is a reserve established through a provision for loan losses charged to expense, which we believe is appropriate to provide for probable losses in our loan portfolio. The amount of this allowance is determined by our management through a periodic review and consideration of several factors, including, but not limited to:

•	our general reserve, based on our historical default and loss experience;

•	our specific reserve, based on our evaluation of non-performing loans and their underlying collateral; and

•	current macroeconomic factors.

The determination of the appropriate level of the allowance for loan losses inherently involves a high degree of subjectivity and requires us to make significant estimates of current credit risks and future trends, all of which may undergo material changes. Continuing deterioration in economic conditions affecting borrowers, new information regarding existing loans, identification of additional problem loans and other factors, both within and outside of our control, may require an increase in the allowance for loan losses. In addition, bank regulatory agencies periodically review our allowance for loan losses and may require an increase in the provision for possible loan losses or the recognition of further loan charge-offs, based on judgments different than those of management. In addition, if charge-offs in future periods exceed the allowance for loan losses, we will need additional provisions to increase the allowance for loan losses. Any increases in the allowance for loan losses will result in a decrease in net income and, possibly, capital, and may have a material adverse effect on our financial condition and results of operations.

If our allowance for loan losses is not adequate, we may be required to make further increases in our provisions for loan losses and to charge off additional loans, which could adversely affect our results of operations and our capital.

For the quarter ended June 30, 2009 we recorded a provision for loan losses of $4.5 million compared to $710,000 for the quarter ended June 30, 2008, an increase of $3.8 million. We also recorded net loan charge-offs of $988,000 for the quarter ended June 30, 2009 compared to $156,000 for the quarter ended June 30, 2008. For the six months ended June 30, 2009, we recorded a provision for loan losses of $9.8 million compared to $1.1 million for the six months ended June 30, 2008, an increase of $8.7 million. We also recorded net loan charge-offs of $1.5 million for the six months ended June 30, 2009 compared to $200,000 for the six months ended June 30, 2008. For the year ended December 31, 2008 we recorded a provision for loan losses of $7.4 million compared to $810,000 for the year ended December 31, 2007, an increase of $6.6 million. We also recorded net loan charge-offs of $2.4 million for the year ended December 31, 2008 compared to $541,000 for the year ended December 31, 2007. We are experiencing increasing loan delinquencies and credit losses. Generally, our non-performing loans and assets reflect operating difficulties of individual borrowers resulting from weakness in the local economy; however, more recently the deterioration in the general economy has become a significant contributing factor to the increased levels of delinquencies and non-performing loans. Slower sales and excess inventory in the housing market has been the primary cause of the increase in delinquencies and foreclosures for residential construction and land development loans, which represent 69.7% of our nonperforming assets at June 30, 2009. In addition, slowing housing sales have been a contributing factor to the increase in non-performing loans as well as the increase in delinquencies. At June 30, 2009 our total non-performing loans had increased to $22.8 million or 2.9% of total loans compared to $3.4 million or 0.4% of total loans at December 31, 2008. If current trends in the housing and real estate markets continue, we expect that we will continue to experience higher than normal delinquencies and credit losses. Moreover, if a prolonged recession occurs, we expect that it could severely impact economic conditions in our market areas and that we could experience significantly higher delinquencies and credit losses. As a result, we may be required to make further increases in our provision for loan losses and to charge off additional loans in the future, which could adversely affect our financial condition and results of operations, perhaps materially.

We cannot accurately predict the effect of the national economic recession on our future results of operations or market price of our stock.

The national economy and the financial services sector in particular are currently facing challenges of a scope unprecedented in recent history. We cannot accurately predict the severity or duration of the current economic recession, which has adversely impacted the markets we serve. Any further deterioration in the economies of the nation as a whole or in our local markets would have an adverse effect, which could be material, on our business, financial condition, results of operations and prospects, and could also cause the market price of our stock to decline. While it is impossible to predict how long these recessionary conditions may exist, the economic downturn could continue to present risks for some time for our industry and our company.

Further economic downturns may adversely affect our investment securities portfolio.

The deterioration in the credit markets created market volatility and illiquidity, resulting in significant declines in the market values of a broad range of investment products. We continue to monitor our investment portfolio for deteriorating collateral values and other-than-temporary impairments. Any other than temporary impairments would adversely affect our operating results.

If the goodwill we have recorded in connection with acquisitions becomes impaired, our earnings and capital could be adversely impacted.

Accounting standards require that we account for acquisitions using the purchase method of accounting. Under purchase accounting, if the purchase price of an acquired company exceeds the fair value of its net assets, the excess is carried on the acquirer’s balance sheet as goodwill. In accordance with generally accepted accounting principles, our goodwill is evaluated for impairment on an annual basis or more frequently if events or circumstances indicate that a potential impairment exists. Such evaluation is based on a variety of factors, including the quoted price of our common stock, market prices of common stock of other banking organizations, common stock trading multiples, discounted cash flows, and data from comparable acquisitions.

During the quarters ended March 31, 2009 and June 30, 2009, due to poor overall economic conditions and declines in our stock price, we determined that a triggering event requiring an interim goodwill impairment analysis had occurred and conducted an interim impairment test of goodwill. Even though, based on these tests, it was determined that there was no goodwill impairment during the quarters ended March 31, 2009 and June 30, 2009, continued declines in our stock price or additional adverse changes in the operating environment of the financial services industry may result in a future impairment charge. Any such impairment charge could have a material adverse affect on our operating results and capital.

Fluctuating interest rates can adversely affect our profitability.

Our profitability is dependent to a large extent upon net interest income, which is the difference (or “spread”) between the interest earned on loans, securities and other interest-earning assets and the interest paid on deposits, borrowings, and other interest-bearing liabilities. Because of the differences in maturities and repricing characteristics of our interest-earning assets and interest-bearing liabilities, changes in interest rates do not produce equivalent changes in interest income earned on interest-earning assets and interest paid on interest-bearing liabilities. Accordingly, fluctuations in interest rates could adversely affect our interest rate spread, and, in turn, our profitability.

The FDIC has increased deposit insurance premiums to restore and maintain the federal deposit insurance fund, which has increased our costs.

During the second quarter of 2009, the FDIC increased deposit insurance assessment rates generally and imposed a special assessment of five basis points on each insured institution’s total assets less Tier 1 capital. This special assessment will be calculated based on the insured institution’s assets at June 30, 2009, and collected on September 30, 2009. Based on the assets of our subsidiary banks as of June 30, 2009 subject to the FDIC assessment, the special assessments on our subsidiary banks totaled approximately $437,000. This special assessment is in addition to the regular quarterly risk-based assessment. The FDIC has announced that an additional special assessment in 2009 of up to five basis points is probable.

The FDIC deposit insurance fund may suffer additional losses in the future due to bank failures. There can be no assurance that there will not be additional significant deposit insurance premium increases in order to restore the insurance fund’s reserve ratio.

We may grow through future acquisitions, which could, in some circumstances, adversely affect our profitability measures.

We may engage in selected acquisitions of financial institutions in the future, which may involve the issuance of additional common stock, including FDIC-assisted transactions. Any such acquisitions and related issuances of stock may have dilutive effect on earnings per share and the percentage ownership of current shareholders. There are risks associated with our acquisition strategy that could adversely impact our profitability. These risks include, among others, incorrectly assessing the asset quality of a particular institution being acquired, encountering greater than anticipated costs of incorporating acquired businesses into our company, and being unable to profitably deploy funds acquired in an acquisition. Furthermore, we cannot provide any assurance as to the extent to which we can continue to grow through acquisitions.

Decreased volumes and lower gains on sales and brokering of mortgage loans sold could adversely impact net income.

We originate and sell mortgage loans as well as broker mortgage loans. Changes in interest rates affect demand for our loan products and the revenue realized on the sale of loans. A decrease in the volume of loans sold/brokered can decrease our revenues and net income.

The tightening of available liquidity could limit our ability to replace deposits and fund loan demand, which could adversely affect our earnings and capital levels.

A tightening of the credit markets and the inability to obtain adequate funding to replace deposits and fund continued loan growth may negatively affect asset growth and, consequently, our earnings capability and capital levels. In addition to any deposit growth, maturity of investment securities and loan payments, we rely from time to time on advances from the Federal Home Loan Bank of Seattle and certain other wholesale funding sources to fund loans and replace deposits. In the event of a further downturn in the economy, these additional funding sources could be negatively affected which could limit the funds available to us. Our liquidity position could be significantly constrained if we were unable to access funds from the Federal Home Loan Bank of Seattle or other wholesale funding sources.

Our growth or future losses may require us to raise additional capital in the future, but that capital may not be available when it is needed or the cost of that capital may be very high.

We are required by federal and state regulatory authorities to maintain adequate levels of capital to support our operations. With the proceeds of the offering made by this prospectus supplement, we anticipate that our capital resources will satisfy our capital requirements for the foreseeable future. We may at some point need to raise additional capital to support continued growth, both internally and through acquisitions.

Our ability to raise additional capital, if needed, will depend on conditions in the capital markets at that time, which are outside our control, and on our financial condition and performance. Accordingly, we cannot make assurances of our ability to raise additional capital if needed, or if the terms will be acceptable to us. If we cannot raise additional capital when needed, our ability to further expand our operations through internal growth and acquisitions could be materially impaired and our financial condition and liquidity could be materially and adversely affected.

We operate in a highly regulated environment and may be adversely affected by changes in federal and state laws and regulations, including rules and policies applicable to participants in the TARP Capital Purchase Program.

We are subject to extensive regulation, supervision and examination by federal and state banking authorities. Any change in applicable regulations or laws could have a substantial impact on us and our operations. Additional legislation and regulations that could significantly affect our powers, authority and operations may be enacted or adopted in the future, which could have a material adverse effect on our financial condition and results of operations. The rules and policies applicable to recipients of capital under the TARP Capital Purchase Program have been significantly revised and supplemented since the inception of that program, and continue to evolve. Further, our regulators have significant discretion and authority to prevent or remedy unsafe or unsound practices or violations of laws by financial institutions and holding companies in the performance of their supervisory and enforcement duties. The exercise of regulatory authority generally may have a negative impact, which may be material, on our results of operations and financial condition.

Risks Relating to the Offering and our Common Stock

The price of our common stock may fluctuate significantly, and this may make it difficult for you to resell our common stock when you want or at prices you find attractive.

We cannot predict how our common stock will trade in the future. The market value of our common stock will likely continue to fluctuate in response to a number of factors including the following, most of which are beyond our control, as well as the other factors described in this “Risk Factors” section:

•	actual or anticipated quarterly fluctuations in our operating and financial results;

•	developments related to investigations, proceedings or litigation that involve us;

•	changes in financial estimates and recommendations by financial analysts;

•	dispositions, acquisitions and financings;

•	actions of our current shareholders, including sales of common stock by existing shareholders and our directors and executive officers;

•	fluctuations in the stock prices and operating results of our competitors;

•	regulatory developments; and

•	other developments related to the financial services industry.

The market value of our common stock may also be affected by conditions affecting the financial markets in general, including price and trading fluctuations. These conditions may result in (i) volatility in the level of, and fluctuations in, the market prices of stocks generally and, in turn, our common stock and (ii) sales of substantial amounts of our common stock in the market, in each case that could be unrelated or disproportionate to changes in our operating performance. These broad market fluctuations may adversely affect the market value of our common stock.

There may be future sales of additional common stock or other dilution of our equity, which may adversely affect the market price of our common stock.

Except as described under “Underwriting,” we are not restricted from issuing additional common stock or preferred stock, including any securities that are convertible into or exchangeable for, or that represent the right to receive, common stock or preferred stock or any substantially similar securities. The market price of our common stock could decline as a result of sales by us of a large number of shares of common stock or preferred stock or similar securities in the market after this offering or from the perception that such sales could occur.

Our board of directors is authorized generally to cause us to issue additional common stock, as well as series of preferred stock, without any action on the part of our shareholders except as may be required under the listing requirements of the Nasdaq Stock Market. In addition, the board has the power, without shareholder approval, to set the terms of any such series of preferred stock that may be issued, including voting rights, dividend rights and preferences over the common stock with respect to dividends or upon the liquidation, dissolution or winding-up of our business and other terms. If we issue preferred stock in the future that has a preference over the common stock with respect to the payment of dividends or upon liquidation, dissolution or winding-up, or if we issue preferred stock with voting rights that dilute the voting power of the common stock, the rights of holders of the common stock or the market price of the common stock could be adversely affected.

We will retain broad discretion in using the net proceeds from this offering, and may not use the proceeds effectively.

We intend to use the net proceeds of this offering for general corporate purposes, which may include, without limitation, investments at the holding company level, providing capital to support the growth of our subsidiary banks and acquisitions or other business opportunities. We may also seek the approval of our regulators to utilize the proceeds of this offering and other cash available to us to repurchase all or a portion of the Series A Preferred Stock and the Warrant we issued to the Treasury pursuant to the TARP Capital Purchase Program. We have not determined if, or when, we will seek the approval of our regulators to repurchase the Series A Preferred Stock and the Warrant, and no assurance can be given that such approval will be granted if requested.

We have not designated the amount of net proceeds we will use for any particular purpose. Accordingly, our management will retain broad discretion to allocate the net proceeds of this offering. The net proceeds may be applied in ways with which you and other investors in the offering may not agree. Moreover, our management may use the proceeds for corporate purposes that may not increase our market value or make us more profitable.

In addition, it may take us some time to effectively deploy the proceeds from this offering. Until the proceeds are effectively deployed, our return on equity and earnings per share may be negatively impacted. Management’s failure to use the net proceeds of this offering effectively could have an adverse effect on our business, financial condition and results of operations.

Regulatory and contractual restrictions may limit or prevent us from paying dividends on our common stock.

Heritage Financial Corporation is an entity separate and distinct from its bank subsidiaries, and derives substantially all of its revenue in the form of dividends from those subsidiaries. Accordingly, Heritage Financial Corporation is and will be dependent upon dividends from its subsidiary banks to pay the principal of and interest on its indebtedness, to satisfy its other cash needs and to pay dividends on its common and preferred stock. The banks’ abilities to pay dividends are subject to their ability to earn net income and to meet certain regulatory requirements. In the event the banks were unable to pay dividends to Heritage Financial Corporation, Heritage Financial Corporation may not be able to pay dividends on its common or preferred stock. Also, Heritage Financial Corporation’s right to participate in a distribution of assets upon a subsidiary’s liquidation or reorganization is subject to the prior claims of the subsidiary’s creditors.

The securities purchase agreement between us and the Treasury we entered into in connection with the TARP Capital Purchase Program provides that prior to the earlier of (i) November 21, 2011 and (ii) the date on which all of the shares of the Series A Preferred Stock we issued to the Treasury have been redeemed by us or transferred by the Treasury to third parties, we may not, without the consent of the Treasury, (a) increase the cash dividend on our common stock to more than $0.14 per share or (b) subject to limited exceptions, redeem, repurchase or otherwise acquire shares of our common stock or preferred stock (other than the Series A Preferred Stock) or any trust preferred securities then outstanding. We also are unable to pay any dividends on our common stock unless we are current in our dividend payments on the Series A Preferred Stock. These restrictions, together with the potentially dilutive impact of the Warrant we issued to the Treasury described below, could have a negative effect on the value of our common stock. Moreover, holders of our common stock are entitled to receive dividends only when, as and if declared by our board of directors. Our board of directors recently determined to suspend the payment of cash dividends on our common stock to preserve capital in the current environment. No assurance can be given as to when or whether our board will resume the payment of a cash dividend on our common stock.

Our common stock constitutes equity and is subordinate to our existing and future indebtedness and our Series A Preferred Stock, and effectively subordinated to all the indebtedness and other non-common equity claims against our subsidiaries.

The shares of our common stock represent equity interests in us and do not constitute indebtedness. Accordingly, the shares of our common stock will rank junior to all of our indebtedness and to other non-equity claims on Heritage Financial Corporation with respect to assets available to satisfy claims on Heritage Financial Corporation. Additionally, holders of our common stock are subject to the prior dividend and liquidation rights of the holder(s) of our Series A Preferred Stock. The Series A Preferred Stock has an aggregate liquidation preference of $24.0 million. As noted above, the terms of the Series A Preferred Stock prohibit us from paying dividends with respect to our common stock unless all accrued and unpaid dividends for all completed dividend periods with respect to the Series A Preferred Stock have been paid.

In addition, our right to participate in any distribution of assets of any of our subsidiaries upon the subsidiary’s liquidation or otherwise, and thus your ability as a holder of our common stock to benefit indirectly from such distribution, will be subject to the prior claims of creditors of that subsidiary, except to the extent that any of our claims as a creditor of such subsidiary may be recognized. As a result, holders of our common stock will be effectively subordinated to all existing and future liabilities and obligations of our subsidiaries. At June 30, 2009, our subsidiaries’ total deposits and borrowings were approximately $859.6 million.

Our Series A Preferred Stock impacts net income available to our common shareholders and earnings per common share, and the Warrant we issued to Treasury may be dilutive to holders of our common stock.

The dividends declared on our Series A Preferred Stock reduce the net income available to common shareholders and our earnings per common share. The Series A Preferred Stock will also receive preferential treatment in the event of liquidation, dissolution or winding up of Heritage Financial Corporation. Additionally, the ownership interest of the existing holders of our common stock will be diluted to the extent the Warrant we issued to the Treasury in conjunction with the sale to the Treasury of the Series A Preferred Stock is exercised. The 276,074 shares of common stock underlying the Warrant represent approximately 4.0% of the shares of our common stock outstanding as of June 30, 2009 (including the shares issuable upon exercise of the Warrant in total shares outstanding). The number of shares underlying the Warrant will be reduced to 138,037 shares if we receive gross proceeds of at least $24.0 million in one or more “qualified equity offerings” completed prior to December 31, 2009. This offering constitutes a qualified equity offering. Although the Treasury has agreed not to vote any of the shares of common stock it receives upon exercise of the Warrant, a transferee of any portion of the Warrant or of any shares of common stock acquired upon exercise of the Warrant is not bound by this restriction.

If we are unable to redeem our Series A Preferred Stock after five years, the cost of this capital to us will increase substantially.

If we are unable to redeem our Series A Preferred Stock prior to February 15, 2014, the cost of this capital to us will increase substantially on that date, from 5.0% per annum (approximately $1.2 million annually) to 9.0% per annum (approximately $2.2 million annually). Depending on our financial condition at the time, this increase in the annual dividend rate on the Series A Preferred Stock could have a material negative effect on our liquidity.

Our directors and executive officers could have the ability to influence shareholder actions in a manner that may be adverse to your personal investment objectives.

As of June 30, 2009, our directors and executive officers as a group beneficially owned 1,307,302 shares of our common stock (including 156,562 shares issuable under exercisable stock options), which represented approximately 19.4% of our outstanding shares as of that date (including in total shares outstanding the 156,562 shares issuable under exercisable options held by the group). Due to their significant collective ownership interest, our directors and executive officers may be able to exercise significant influence over our management and business affairs. For example, using their voting power, the directors and executive officers may be able to influence the outcome of director elections or block significant transactions, such as a merger or acquisition, or any other matter that might otherwise be favored by other shareholders.

Anti-takeover provisions could negatively impact our shareholders.

Provisions in our articles of incorporation and bylaws, the corporate law of the State of Washington and federal regulations could delay, defer or prevent a third party from acquiring us, despite the possible benefit to our shareholders, or otherwise adversely affect the market price of any class of our equity securities, including our common stock. These provisions include: limitations on voting rights of beneficial owners of more than 10% of our common stock, supermajority voting requirements for certain business combinations with any person who owns 20% or more of our outstanding common stock; the election of directors to staggered terms of three years; advance notice requirements for nominations for election to our board of directors, a requirement that only directors may fill a vacancy in our board of directors, supermajority voting requirements to remove any of our directors and the other provisions described in the accompanying prospectus under “Certain Anti-takeover Provisions.” In addition, we are subject to Washington laws, including one that prohibits us from engaging in a significant business combination with any shareholder who acquires 10% or more of our voting stock for a period of five years from the date of that acquisition unless certain conditions are met. Additionally, our articles of incorporation authorize our board of directors to issue blank check preferred stock as described under “—There may be future sales of additional common stock or other dilution of our equity, which may adversely affect the market price of our common stock.” These provisions may discourage potential takeover attempts, discourage bids for our common stock at a premium over market price or adversely affect the market price of, and the voting and other rights of the holders of, our common stock. These provisions could also discourage proxy contests and make it more difficult for you and other shareholders to elect directors other than the candidates nominated by our board of directors.

USE OF PROCEEDS

Our estimated net proceeds from this offering are approximately $40.5 million, or approximately $46.6 million if the underwriters exercise their over-allotment option in full, after deducting underwriting discounts and commissions and other estimated expenses of this offering. We intend to use the net proceeds of this offering for general corporate purposes, which may include, without limitation, investments at the holding company level, providing capital to support the growth of our subsidiary banks and acquisitions or other business opportunities, including FDIC-assisted transactions. We may also seek the approval of our regulators to utilize the proceeds of this offering and other cash available to us to repurchase all or a portion of the Series A Preferred Stock and the Warrant we issued to the Treasury. Pending allocation to specific uses, we intend to invest the proceeds in short-term interest-bearing investment grade securities.

CAPITALIZATION

The following table shows our consolidated capitalization (unaudited) as of June 30, 2009 and to give effect to the issuance of the common stock offered hereby. You should read the following table with the consolidated financial statements and notes, which are incorporated by reference into this prospectus supplement.

	At June 30, 2009
	Actual	As Adjusted(1)
	(dollars in thousands except per share data)
LIABILITIES
Deposits	$842,103	$842,103
Securities sold under agreement to repurchase	9,163	9,163
Accrued expenses and other liabilities	4,123	4,123

Total liabilities	$855,389	$855,389

STOCKHOLDERS’ EQUITY
Preferred stock (no par value), 2,500,000 shares authorized; 24,000 shares of Series A Preferred Stock outstanding, liquidation preference of $1,000 per share	$23,426	$23,426
Common stock (no par value); 15,000,000 shares authorized; 6,708,269 shares outstanding; 10,483,269 shares outstanding, as adjusted	26,776	67,284
Unearned compensation—ESOP and other	(314)	(314)
Retained earnings	61,557	61,557
Accumulated other comprehensive income (loss), net	(71)	(71)
Total stockholders’ equity	111,374	151,882

Total Liabilities and Stockholders’ Equity	$966,763	$1,007,271

Book value per common share	$13.11	$12.25
Tangible book value per common share(2)	$11.11	$10.98
Equity to total assets	11.52%	15.08%
Tangible common equity to tangible assets(3)	7.82%	11.58%
Regulatory capital ratios(4)
Total risk-based capital ratio	14.0%	19.2%
Tier 1 risk-based capital ratio	12.7%	18.0%
Leverage ratio	10.3%	13.9%

(1)	Assumes that 3,775,000 shares of our common stock are sold in this offering at $11.50 per share and that the net proceeds thereof are approximately $40.5 million after deducting underwriting discounts and commissions and our estimated expenses.

(2)	Tangible book value per common share is defined as total stockholders’ equity, less outstanding preferred stock, reduced by recorded goodwill and other intangible assets divided by total common shares outstanding.

(3)	Tangible common equity to tangible assets is defined as total stockholders’ equity, less outstanding preferred stock, reduced by recorded goodwill and other intangible assets divided by total assets reduced by recorded goodwill and other intangible assets.

(4)	Represents consolidated ratios of Heritage.

PRICE RANGE OF COMMON STOCK AND DIVIDEND INFORMATION

Our common stock is traded on the Nasdaq Global Select Market under the symbol “HFWA.” Shareholders of record as of September 16, 2009 totaled 1,202 based upon securities position listings furnished to us by our transfer agent. This total does not reflect the number of persons or entities who hold stock in nominee or “street” name through various brokerage firms. The following tables show the reported high and low closing sale prices of our common stock for the periods presented, as well as the cash dividends declared per share of common stock for each of those periods.

Year Ending December 31, 2009	High	Low	Cash Dividend Declared
First quarter	$12.49	$8.55	$.10
Second quarter	13.00	10.53	—
Third quarter (through September 16, 2009)	13.80	10.51	—

Year Ended December 31, 2008
First quarter	$20.39	$16.75	$.21
Second quarter	19.00	15.53	.21
Third quarter	15.56	9.01	.14
Fourth quarter	15.00	10.00	.14

Year Ended December 31, 2007
First quarter	$25.28	$24.06	$.21
Second quarter	25.00	22.25	.21
Third quarter	24.14	21.20	.21
Fourth quarter	22.67	19.30	.21

The timing and amount of cash dividends paid on our common stock depends on our earnings, capital requirements, financial condition and other relevant factors. In this regard, in the second quarter of 2009, our board decided to suspend our quarterly common stock dividend after reviewing these factors and giving consideration to the current economic environment. The primary source for dividends paid to our shareholders is dividends paid to us from Heritage Bank and Central Valley Bank. There are regulatory restrictions on the ability of our subsidiary banks to pay dividends. Under federal regulations, the dollar amount of dividends the banks may pay depends upon their capital position and recent net income. Generally, if a bank satisfies its regulatory capital requirements, it may make dividend payments up to the limits prescribed under state law and FDIC regulations. However, an institution that has converted to a stock form of ownership may not declare or pay a dividend on, or repurchase any of, its common stock if the effect thereof would cause the regulatory capital of the institution to be reduced below the amount required for the liquidation account which was established in connection with the conversion. Heritage Bank converted to a stock form of ownership and is therefore subject to the limitation described in the preceding sentence.

As a bank holding company, our ability to pay dividends is subject to the guidelines of the Federal Reserve Board regarding capital adequacy and dividends. The Federal Reserve Board’s policy is that a bank holding company should pay cash dividends only to the extent that its net income for the past year is sufficient to cover both the cash dividends and a rate of earnings retention that is consistent with the holding company’s capital needs, asset quality and overall financial condition, and that it is inappropriate for a bank holding company experiencing serious financial problems to borrow funds to pay dividends. Under Washington law, we are prohibited from paying a dividend if, after making such dividend payment, we would be unable to pay our debts as they become due in the usual course of business, or if our total liabilities, plus the amount that would be needed, in the event we were to be dissolved at the time of the dividend payment, to satisfy preferential rights on dissolution of holders of preferred stock ranking senior in right of payment to the capital stock on which the applicable distribution is to be made exceed our total assets.

In addition to the legal and regulatory restrictions described above, certain contractual provisions limit our ability to pay dividends on our common stock. The securities purchase agreement between us and the Treasury, pursuant to which we issued our Series A Preferred Stock and Warrant as part of the TARP Capital Purchase Program provides that prior to the earlier of (i) November 21, 2011 and (ii) the date on which all of the shares of the Series A Preferred Stock have been redeemed by us or transferred by Treasury to third parties, we may not, without the consent of the Treasury, (a) pay a quarterly cash dividend on our common stock of more than $0.14 per share or (b) subject to limited exceptions, redeem, repurchase or otherwise acquire shares of our common stock or preferred stock, other than the Series A Preferred Stock, or any trust preferred securities then outstanding. In addition, under the terms of the Series A Preferred Stock, we may not pay dividends on our common stock unless we are current in our dividend payments on the Series A Preferred Stock. Dividends on the Series A Preferred Stock are payable quarterly at a rate of 5% per annum for the first five years and a rate of 9% per annum thereafter if not redeemed prior to that time.

DESCRIPTION OF CAPITAL STOCK

For a description of some of the terms of our capital stock, our articles of incorporation and bylaws and Washington law, please see “Description of Series A Preferred Stock,” “Description of Warrant to Purchase Common Stock,” “Description of Common Stock,” “Description of Preferred Stock” and “Certain Anti-takeover Provisions” in the accompanying prospectus. Those descriptions supplement and should be read in conjunction with the information contained and incorporated into the Form 8-A that we filed with the SEC on January 6, 1998. The description of some of the terms of our capital stock, articles of incorporation and bylaws and Washington law appearing in the accompanying prospectus is not complete and is subject to, and qualified in its entirety by reference to our articles of incorporation and bylaws or Washington law. You should refer to the provisions of our articles of incorporation and bylaws because they, and not the summaries, define the rights of holders of shares of our common stock. Our articles of incorporation and bylaws have been filed or incorporated by reference as exhibits to the registration statement of which this prospectus supplement is a part and may be obtained by following the directions under the heading “Where You Can Find Additional Information.”

CERTAIN U.S. FEDERAL INCOME TAX CONSEQUENCES TO

NON-U.S. HOLDERS OF COMMON STOCK

The following is a general summary of certain U.S. federal income tax consequences of the purchase, ownership, and disposition of common stock by a non-U.S. holder (as defined below) that acquires our common stock in this offering and holds it as a capital asset. This discussion is based upon the Internal Revenue Code of 1986, as amended, which we refer to as the Code, effective U.S. Treasury regulations, and judicial decisions and administrative interpretations thereof, all as of the date hereof and all of which are subject to change, possibly with retroactive effect. The foregoing are subject to differing interpretations which could affect the tax consequences described herein. This discussion does not address all aspects of U.S. federal income taxation that may be applicable to investors in light of their particular circumstances, or to investors subject to special treatment under U.S. federal income tax laws, such as financial institutions, insurance companies, tax-exempt organizations, entities that are treated as partnerships for U.S. federal income tax purposes, dealers in securities or currencies, expatriates, persons deemed to sell common stock under the constructive sale provisions of the Code, and persons that hold common stock as part of a straddle, hedge, conversion transaction, or other integrated investment. Furthermore, this discussion does not address any U.S. federal gift tax laws or any state, local or foreign tax laws.

You are urged to consult your tax advisors regarding the U.S. federal, state, local, and foreign income and other tax consequences of the purchase, ownership, and disposition of our common stock.

For purposes of this summary, you are a “non-U.S. holder” if you are a beneficial owner of common stock that, for U.S. federal income tax purposes, is a nonresident alien individual or a foreign corporation that is not effectively connected with a trade or business within the United States. Generally, a non-U.S. holder excludes:

•	an individual that is a citizen or resident of the United States;

•

a corporation, other entity treated as a corporation for U.S. federal income tax purposes, or partnership that is created or organized under the laws of the United States, any state thereof, or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•

a trust, provided that, (1) a court within the United States is able to exercise primary supervision over its administration or one or more United States persons (as defined in the Code) have the authority to control all substantial decisions of that trust, or (2) the trust has made an election under the applicable Treasury regulations to be treated as a United States person.

If a partnership (including any entity or arrangement treated as a partnership for U.S. federal income tax purposes) owns our common stock, the U.S. federal income tax treatment of a partner in the partnership generally will depend upon the status of the partner and the activities of the partnership. Partners in a partnership that owns our common stock should consult their tax advisors as to the particular U.S. federal income tax consequences applicable to them.

Distributions

In general, any distributions we make to a non-U.S. holder with respect to its shares of our common stock will constitute a dividend for U.S. federal income tax purposes to the extent of our current or accumulated earnings and profits as determined for U.S. federal income tax purposes. Any distribution not constituting a dividend will be treated first as reducing the adjusted basis in the non-U.S. holder’s shares of our common stock and, to the extent it exceeds the adjusted basis in the non-U.S. holder’s shares of our common stock, as gain from the sale or exchange of such stock. Except as described below, if you are a non-U.S. holder of common stock, distributions made to you out of our current or accumulated earnings and profits (as determined for U.S. federal income tax purposes) are subject to withholding of U.S. federal income tax at a 30% rate or at a lower rate if you are eligible for the benefits of an income tax treaty that provides for a lower rate. Even if you are eligible for a lower treaty rate, we and other payors will generally be required to withhold at a 30% rate (rather than the lower treaty rate), unless you have furnished to us or another payor:

•

a valid Internal Revenue Service Form W-8BEN or an acceptable substitute form upon which you certify, under penalties of perjury, your status as (or, in the case of a United States alien holder that is a partnership or an estate or trust, such forms certifying the status of each partner in the partnership or beneficiary of the estate or trust as) a non-United States person and your entitlement to the lower treaty rate with respect to such payments; or

•

in the case of payments made outside the United States to an offshore account (generally, an account maintained by you at an office or branch of a bank or other financial institution at any location outside the United States), other documentary evidence establishing your entitlement to the lower treaty rate in accordance with U.S. Treasury regulations.

Special certification and other requirements apply to certain non-U.S. holders that are pass-through entities rather than corporations or individuals.

If you are eligible for a reduced rate of United States withholding tax under a tax treaty, you may obtain a refund of any amounts withheld in excess of that rate by filing a refund claim with the United States Internal Revenue Service.

If dividends paid to you are “effectively connected” with your conduct of a trade or business within the United States, and you have not claimed the dividends are eligible for any treaty benefits as income that is not attributable to a permanent establishment that you maintain in the United States, we and other payors generally are not required to withhold tax from the dividends, provided that you have furnished to us or another payor a valid Internal Revenue Service Form W-8ECI or an acceptable substitute form upon which you certify, under penalties of perjury, that you are a non-United States person, and the dividends are effectively connected with your conduct of a trade or business within the United States and are includible in your gross income. “Effectively connected” dividends are taxed at rates applicable to United States citizens, resident aliens, and domestic United States corporations on a net income basis. If you are a corporate non-U.S. holder, “effectively connected” dividends that you receive may, under certain circumstances, be subject to an additional “branch profits tax” at a 30% rate or at a lower rate if you are eligible for the benefits of an income tax treaty that provides for a lower rate.

Disposition of Common Stock

If you are a non-U.S. holder, you generally will not be subject to U.S. federal income tax on gain from U.S. sources that you recognize on a disposition of our common stock unless:

•

the gain is “effectively connected” with your conduct of a trade or business in the United States, and the gain is attributable to a permanent establishment that you maintain in the United States, if that is required by an applicable income tax treaty as a condition for subjecting you to United States taxation on a net income basis;

•	you are an individual, you hold our common stock as a capital asset, and you are present in the United States for 183 or more days in the taxable year of the disposition; or

•

we are or have been a “United States real property holding corporation” for U.S. federal income tax purposes. We believe we currently are not, and we do not anticipate becoming, a “United States real property holding corporation” for U.S. federal income tax purposes.

“Effectively connected” gains are taxed at rates applicable to United States citizens, resident aliens, and domestic United States corporations on a net income tax basis. If you are a corporate non-U.S. holder, “effectively connected” gains that you recognize may also, under certain circumstances, be subject to an additional “branch profits tax” at a 30% rate or at a lower rate if you are eligible for the benefits of an income tax treaty that provides for a lower rate.

An individual non-U.S. holder described in the second bullet point above will only be subject to U.S. federal income tax on the gain from the sale of our common stock to the extent such gain is deemed to be from U.S. sources, which will generally only be the case where the individual’s tax home is in the United States. An individual’s tax home is generally considered to be located at the individual’s regular or principal (if more than one regular) place of business. If the individual has no regular or principal place of business because of the nature of the business, or because the individual is not engaged in carrying on any trade or business, then the individual’s tax home is his regular place of abode. If an individual non-U.S. holder is described in the second bullet point above, and the individual non-U.S. holder’s tax home is in the United States, then the non-U.S. holder may be subject to a flat 30% tax on the gain derived from the disposition, which gain may be offset by U.S. source capital losses.

Federal Estate Taxes

Common stock held by a non-U.S. holder at the time of death generally will be included in the holder’s gross estate for United States federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.

Information Reporting and Backup Withholding

We must report annually to the Internal Revenue Service and to each non-U.S. holder the amount of dividends paid to such holder and the tax withheld with respect to such dividends, regardless of whether withholding was required. Copies of the information returns reporting such dividends and withholding may also be made available to the tax authorities in the country in which the non-U.S. holder resides under the provisions of an applicable income tax treaty.

A non-U.S. holder will be subject to backup withholding for dividends paid to such holder unless such holder certifies under penalty of perjury that it is a non-U.S. holder (and the payor does not have actual knowledge or reason to know that such holder is a United States person as defined under the Code), or such holder otherwise establishes an exemption.

Information reporting and, depending on the circumstances, backup withholding will apply to the proceeds of a sale of our common stock within the United States or conducted through certain United States-related financial intermediaries, unless the beneficial owner certifies under penalty of perjury that it is a non-U.S. holder (and the payor does not have actual knowledge or reason to know that the beneficial owner is a United States person as defined under the Code), or such owner otherwise establishes an exemption.

Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a non-U.S. holder’s U.S. federal income tax liability provided the required information is furnished to the Internal Revenue Service.

UNDERWRITING

We are offering the shares of our common stock described in this prospectus supplement through Keefe, Bruyette & Woods, Inc. as representative of the underwriters (referred to below as the “Underwriters”). We have entered into an underwriting agreement with the Underwriters, dated September 16, 2009 (the “Underwriting Agreement”). Subject to the terms and conditions of the Underwriting Agreement, each of the Underwriters has severally agreed to purchase the number of shares of common stock listed next to its name in the following table:

Underwriter of Shares	Number
Keefe, Bruyette & Woods, Inc.	2,642,500
D.A. Davidson & Co.	1,132,500

Total	3,775,000

Our common stock is offered subject to a number of conditions, including receipt and acceptance of the common stock by the Underwriters.

In connection with this offering, the Underwriters or securities dealers may distribute prospectuses electronically.

Director and Officer Participation

Our management, directors, principal shareholders, or their affiliates may acquire shares in this offering. Furthermore, any purchases by management, directors, principal shareholders, or their affiliates must be made on the same terms and conditions as purchases by nonaffiliated investors and with a view toward investment, not resale.

Over-allotment Option

We have granted to the Underwriters an option to buy 566,250 additional shares of our common stock. The Underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with this offering. The Underwriters have thirty (30) days from the date of this prospectus supplement to exercise this option.

Commissions and Discounts

Shares of common stock sold by the Underwriters to the public will initially be offered at the public offering price set forth on the cover of this prospectus supplement. Any shares of common stock sold by the Underwriters to securities dealers may be sold at a discount of up to $0.414 per share from the public offering price. Any of these securities dealers may resell any shares of common stock purchased from the Underwriters to other brokers or dealers at a discount of up to $0.10 per share from the public offering price. If all the shares of common stock are not sold at the public offering price, the representative may change the offering price and the other selling terms. Sales of shares of common stock made outside of the United States may be made by affiliates of the Underwriters.

The following table shows the per share and total underwriting discounts and commissions we will pay to the Underwriters, assuming both no exercise and full exercise of the Underwriters’ option to purchase an additional shares of common stock:

	No Exercise	Full Exercise
Per Share Total	$0.69	$0.69

Total	$2,604,750	$2,995,463

We have agreed to reimburse the Underwriters, for certain expenses incurred by them in connection with the offering, the amount of such expenses not to exceed $75,000 without our prior written approval. We estimate that the total expenses of this offering payable by us, not including the underwriting discounts and commissions, will be approximately $300,000.

No Sales of Similar Securities

We and our executive officers and directors have entered into lock-up agreements with the Underwriters. Under these agreements, we and each of these persons may not, without the prior written approval of the representative, subject to limited exceptions, offer, sell, contract to sell or otherwise dispose of or hedge our common stock or securities convertible into or exercisable or exchangeable for our common stock. These restrictions will be in effect for a period of ninety (90) days after the date of this prospectus supplement. At any time and without public notice, the representative may, in its sole discretion, release all or some of the securities from these lock-up agreements.

Indemnification and Contribution

We have agreed to indemnify the Underwriters and their affiliates and controlling persons against certain liabilities. If we are unable to provide this indemnification, we will contribute to the payments the Underwriters, their affiliates and their controlling persons may be required to make in respect of those liabilities.

Nasdaq Listing

Our common stock is quoted on the Nasdaq Global Select Market under the symbol “HFWA.”

Price Stabilization and Short Positions

In connection with this offering, the Underwriters may engage in activities that stabilize, maintain or otherwise affect the price of our common stock, including:

•	stabilizing transactions;

•	short sales; and

•	purchases to cover positions created by short sales.

Stabilizing transactions consist of bids or purchases made for the purpose of preventing or retarding a decline in the market price of our common stock while this offering is in progress. These transactions may also include making short sales of our common stock, which involve the sale by the Underwriters of a greater number of shares of common stock than they are required to purchase in this offering. Short sales may be “covered short sales,” which are short positions in an amount not greater than the Underwriters’ over-allotment option referred to above, or may be “naked short sales,” which are short positions in excess of that amount.

The Underwriters may close out any covered short position either by exercising their over-allotment option, in whole or in part, or by purchasing shares in the open market. In making this determination, the Underwriters will consider, among other things, the price of shares available for purchase in the open market compared to the price at which they may purchase shares through the over-allotment option. The Underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the Underwriters are concerned that there may be downward pressure on the price of the common stock in the open market that could adversely affect investors who purchased in this offering.

As a result of these activities, the price of our common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, the Underwriters may discontinue them at any time. The Underwriters may carry out these transactions on the Nasdaq Stock Market, in the over-the-counter market or otherwise.

Affiliations

The Underwriters and their affiliates have provided and may continue to provide certain commercial banking, financial advisory and investment banking services for us for which they receive fees.

The Underwriters and their affiliates may from time to time in the future engage in transactions with us and perform services for us in the ordinary course of their business.

Selling Restrictions

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a Relevant Member State), each Underwriter has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the Relevant Implementation Date) it has not made and will not make an offer of shares to the public in that Relevant Member State prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of shares to the public in that Relevant Member State at any time:

(a)	to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

(b)	to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000; and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

(c)	to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive); or

(d)	in any other circumstances which do not require the publication by the Issuer of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of shares to the public” in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe for the shares, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State, and the expression Prospectus Directive means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

United Kingdom

Each Underwriter has represented and agreed that:

(a)	it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000, as amended (the “FSMA”)) received by it in connection with the issue or sale of the shares in circumstances in which Section 21(1) of the FSMA does not apply to the Issuer; and

(b)	it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares in, from or otherwise involving the United Kingdom.

LEGAL MATTERS

Certain matters relating to the offering of the common stock will be passed upon for us by Breyer & Associates PC, McLean, Virginia. Luse Gorman Pomerenk & Schick, P.C., Washington, D.C. will act as counsel for the Underwriters.

EXPERTS

The consolidated financial statements of Heritage Financial Corporation as of December 31, 2008 and 2007, and for each of the years in the three-year period ended December 31, 2008, and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2008, have been incorporated by reference herein in reliance upon the reports of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

PROSPECTUS

$100,000,000

HERITAGE FINANCIAL CORPORATION

Common Stock

Warrants

Preferred Stock

FIXED RATE CUMULATIVE PREFERRED STOCK, SERIES A

WARRANT TO PURCHASE 276,074 SHARES OF COMMON STOCK

276,074 SHARES OF COMMON STOCK UNDERLYING THE WARRANT

We may offer and sell, from time to time in one or more offerings and in amounts, at prices and on terms that will be determined at the time of any such offering, shares of our common stock, no par value per share and shares of our preferred stock, no par value per share, and warrants.

Each time we sell shares or warrants, we will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may also add, update or change information contained in this prospectus. This prospectus may not be used to offer or sell our common stock, warrants or preferred stock without a prospectus supplement describing the method and terms of the offering. You should read both this prospectus and any prospectus supplement together with the additional information described under the heading “Where You Can Find More Information” before you make your investment decision.

We may sell our shares and warrants on a continuous or delayed basis directly, through agents or underwriters as designed from time to time, or through a combination of these methods. For additional information on the method of sale, you should refer to the section of this prospectus entitled “Plan of Distribution” on page 15. We reserve the sole right to accept, and together with any agents, dealers and underwriters, reserve the right to reject, in whole or in part, any proposed purchase of our shares and warrants. If any agents, dealers or underwriters are involved in the sale of our shares and warrants, the applicable prospectus supplement will set forth any applicable commissions or discounts. Our net proceeds from the sale of our shares and warrants will also be set forth in the applicable prospectus supplement.

In addition to the above and included in the $100,000,000, this prospectus relates to the potential resale from time to time by selling securityholders of some or all of the shares of our Fixed Rate Cumulative Preferred Stock, Series A, or the Series A preferred stock, a warrant to purchase 276,074 shares of common stock, or the warrant, and any shares of common stock issuable from time to time upon exercise of the warrant. In this prospectus, we refer to the shares of Series A preferred stock, the warrant and the shares of common stock issuable upon exercise of the warrant, collectively, as the securities. The Series A preferred stock and the warrant were originally issued by us pursuant to the Letter Agreement dated November 21, 2008, and the related Securities Purchase Agreement—Standard Terms, between us and the United States Department of the Treasury, which we refer to as the initial selling securityholder, in a transaction exempt from the registration requirements of the Securities Act of 1933, as amended, or the Securities Act.

The initial selling securityholder and its successors, including transferees, which we collectively refer to as the selling securityholders, may offer the securities from time to time directly or through underwriters, broker-dealers or agents and in one or more public or private transactions and at fixed prices, prevailing market prices, at prices related to prevailing market prices or at negotiated prices. If these securities are sold through underwriters, broker-dealers or agents, the selling securityholders will be responsible for underwriting discounts or commissions or agents’ commissions.

We will not receive any proceeds from the sale of securities by the selling securityholders.

The Series A preferred stock is not listed on an exchange, and, unless requested by the initial selling securityholder, we do not intend to list the Series A preferred stock on any exchange.

Investing in our securities involves a high degree of risk. See “Risk Factors” on page 2.

The securities are not deposits or obligations of a bank or savings association and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is December 31, 2008

1

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement we filed with the Securities and Exchange Commission, or the SEC, using a “shelf” registration process. Under this shelf registration process, we may, and the selling securityholders may, from time to time, offer and sell, in one or more offerings, the securities described in this prospectus.

Except for the Series A preferred stock and the warrant, which are described in this prospectus, this prospectus provides a general description of the additional securities that we may offer. Each time we offer additional common stock or preferred stock, we will provide a prospectus supplement and attach it to this prospectus. The prospectus supplement will contain specific information about the terms of the offering.

We may provide a prospectus supplement containing specific information about the terms of a particular offering by the selling securityholders. The prospectus supplement may add, update or change information in this prospectus. If the information in this prospectus is inconsistent with a prospectus supplement, you should rely on the information in that prospectus supplement. You should read both this prospectus and, if applicable, any prospectus supplement. See “Where You Can Find More Information” for more information.

In this prospectus, “Heritage,” “we,” “our,” “ours,” and “us” refer to Heritage Financial Corporation, which is a bank holding company headquartered in Olympia, Washington, and its subsidiaries on a consolidated basis, unless the context otherwise requires. References to “Heritage Bank” and “Central Valley Bank” are to our wholly owned bank subsidiaries.

FORWARD-LOOKING STATEMENTS

This prospectus and the documents incorporated by reference contain statements that are considered “forward looking statements” within the meaning of United States securities laws. In addition, Heritage and its management may make other written or oral communications from time to time that contain forward-looking statements. Forward-looking statements, including statements about industry trends, management’s future expectations and other matters that do not relate strictly to historical facts, are based on assumptions by management, and are often identified by such forward-looking terminology as “expect,” “look,” “believe,” “anticipate,” “estimate,” “seek,” “may,” “will,” “trend,” “target,” and “goal” or similar statements or variations of such terms. Forward-looking statements may include, among other things, statements about Heritage’s confidence in its strategies and its expectations about financial performance, market growth, market and regulatory trends and developments, acquisitions and divestitures, new technologies, services and opportunities and earnings.

Forward-looking statements are subject to various risks and uncertainties, which change over time, are based on management’s expectations and assumptions at the time the statements are made, and are not guarantees of future results. Management’s expectations and assumptions, and the continued validity of the forward-looking statements, are subject to change due to a broad range of factors affecting the national and global economies, the equity, debt, currency and other financial markets, as well as factors specific to Heritage and its subsidiaries.

Actual outcomes and results may differ materially from what is expressed in our forward-looking statements and from our historical financial results due to the factors discussed elsewhere in this prospectus or disclosed in our other SEC filings. Forward-looking statements should not be relied upon as representing our expectations or beliefs as of any date subsequent to the time this prospectus is filed with the SEC. Heritage undertakes no obligation to revise the forward-looking statements contained in this prospectus to reflect events after the time it is filed with the SEC. The factors discussed herein are not intended to be a complete summary of all risks and uncertainties that may affect our businesses. Though we strive to monitor and mitigate risk, we cannot anticipate all potential economic, operational and financial developments that may adversely impact our operations and our financial results.

Forward-looking statements should not be viewed as predictions, and should not be the primary basis upon which investors evaluate Heritage. Any investor in Heritage should consider all risks and uncertainties disclosed in our SEC filings described below under the heading “Where You Can Find More Information,” all of which are accessible on the SEC’s website at http://www.sec.gov.

RISK FACTORS

An investment in our securities involves significant risks. You should carefully consider the risks and uncertainties and the risk factors set forth in the documents and reports filed with the SEC that are incorporated by reference into this prospectus, as well as any risks described in any applicable prospectus supplement, before you make an investment decision regarding the securities. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also affect our business operations.

USE OF PROCEEDS

We will not receive any proceeds from any sale of the securities by the selling securityholders. Unless we specify otherwise in a prospectus supplement, we intend to use the net proceeds from our sale of common stock or preferred stock under the prospectus for general corporate purposes, which may include repaying indebtedness, making additions to our working capital, funding future acquisitions, or for any other purpose we describe in the applicable prospectus.

RATIOS OF EARNINGS TO FIXED CHARGES AND PREFERRED DIVIDENDS

No shares of our Series A preferred stock, or any other class of preferred stock, were outstanding during the years ended December 31, 2007, 2006, 2005, 2004 and 2003, or during the nine months ended September 30, 2008, and we did not pay preferred stock dividends during these periods. Consequently, there were no ratios of earnings to fixed charges and preferred dividends presented in our Quarterly Report on Form 10-Q for the quarter ended September 30, 2008, which is incorporated herein by reference.

DESCRIPTION OF SERIES A PREFERRED STOCK

The following is a brief description of the terms of the Series A preferred stock that may be resold by the selling securityholders. This summary does not purport to be complete in all respects. This description is subject to and qualified in its entirety by reference to our articles of incorporation, as amended, including the articles of amendment and related certificate of designation with respect to the Series A preferred stock, copies of which have been filed with the SEC and are also available upon request from us.

General

Under our articles of incorporation, as amended, we have authority to issue up to 2.5 million shares of preferred stock, no par value per share. Of such number of shares of preferred stock, 24,000 shares have been designated as Cumulative Perpetual Preferred Stock, Series A, all of which shares of Series A preferred stock were issued to the initial selling securityholder in a transaction exempt from the registration requirements of the Securities Act. The issued and outstanding shares of Series A preferred stock are validly issued, fully paid and nonassessable.

Dividends Payable On Shares of Series A Preferred Stock

Holders of shares of Series A preferred stock are entitled to receive if, as and when declared by our board of directors or a duly authorized committee of the board, out of assets legally available for payment, cumulative cash dividends at a rate per annum of 5% per share on a liquidation preference of $1,000 per share of Series A preferred stock with respect to each dividend period from November 21, 2008 to, but excluding, February 15, 2014. From and after February 15, 2014, holders of shares of Series A preferred stock are entitled to receive cumulative cash dividends at a rate per annum of 9% per share on a liquidation preference of $1,000 per share of Series A preferred stock with respect to each dividend period thereafter.

Dividends are payable quarterly in arrears on each February 15, May 15, August 15 and November 15, each a dividend payment date, starting with February 15, 2009. If any dividend payment date is not a business day, then the next business day will be the applicable dividend payment date, and no additional dividends will accrue as a result of the applicable postponement of the dividend payment date. Dividends payable during any dividend period are computed on the basis of a 360-day year consisting of twelve 30-day months. Dividends payable with respect to the Series A preferred stock are payable to holders of record of shares of Series A preferred stock on the date that is 15 calendar days immediately preceding the applicable dividend payment date or such other record date as the board of directors or any duly authorized committee of the board determines, so long as such record date is not more than 60 nor less than 10 days prior to the applicable dividend payment date.

If we determine not to pay any dividend or a full dividend with respect to the Series A preferred stock, we are required to provide written notice to the holders of shares of Series A preferred stock prior to the applicable dividend payment date.

We are subject to various regulatory policies and requirements relating to the payment of dividends, including requirements to maintain adequate capital above regulatory minimums. The Board of Governors of the Federal Reserve System, or the Federal Reserve Board, is authorized to determine, under certain circumstances relating to the financial condition of a bank holding company, such as us, that the payment of dividends would be an unsafe or unsound practice and to prohibit payment thereof. In addition, we are subject to Washington state laws relating to the payment of dividends.

Priority of Dividends

With respect to the payment of dividends and the amounts to be paid upon liquidation, the Series A preferred stock will rank:

•	senior to our common stock and all other equity securities designated as ranking junior to the Series A preferred stock; and

•

at least equally with all other equity securities designated as ranking on a parity with the Series A preferred stock, or parity stock, with respect to the payment of dividends and distribution of assets upon any liquidation, dissolution or winding-up of Heritage.

So long as any shares of Series A preferred stock remain outstanding, unless all accrued and unpaid dividends for all prior dividend periods have been paid or are contemporaneously declared and paid in full, no dividend whatsoever shall be paid or declared on Heritage’s common stock or other junior stock, other than a dividend payable solely in common stock. We and our subsidiaries also may not purchase, redeem or otherwise acquire for consideration any shares of our common stock or other junior stock unless we have paid in full all accrued dividends on the Series A preferred stock for all prior dividend periods, other than:

•

purchases, redemptions or other acquisitions of our common stock or other junior stock in connection with the administration of our employee benefit plans in the ordinary course of business pursuant to a publicly announced repurchase plan up to the increase in diluted shares outstanding resulting from the grant, vesting or exercise of equity-based compensation;

•

purchases or other acquisitions by broker-dealer subsidiaries of Heritage solely for the purpose of market-making, stabilization or customer facilitation transactions in junior stock or parity stock in the ordinary course of its business;

•	purchases or other acquisitions by broker-dealer subsidiaries of Heritage for resale pursuant to an offering by Heritage of our stock that is underwritten by the related broker-dealer subsidiary;

•	any dividends or distributions of rights or junior stock in connection with any shareholders’ rights plan or repurchases of rights pursuant to any shareholders’ rights plan;

•	acquisition of record ownership of junior stock or parity stock for the beneficial ownership of any other person who is not Heritage or a subsidiary of Heritage, including as trustee or custodian; and

•

the exchange or conversion of junior stock for or into other junior stock or of parity stock for or into other parity stock or junior stock but only to the extent that such acquisition is required pursuant to binding contractual agreements entered into before November 21, 2008 or any subsequent agreement for the accelerated exercise, settlement or exchange thereof for common stock.

If we repurchase shares of Series A preferred stock from a holder other than the initial selling securityholder, we must offer to repurchase a ratable portion of the Series A preferred stock then held by the initial selling securityholder.

On any dividend payment date for which full dividends are not paid, or declared and funds set aside therefor, on the Series A preferred stock and any other parity stock, all dividends paid or declared for payment on that dividend payment date (or, with respect to parity stock with a different dividend payment date, on the applicable dividend date therefor falling within the dividend period and related to the dividend payment date for the Series A preferred stock), with respect to the Series A preferred stock and any other parity stock shall be declared ratably among the holders of any such shares who have the right to receive dividends, in proportion to the respective amounts of the undeclared and unpaid dividends relating to the dividend period.

Subject to the foregoing, such dividends (payable in cash, stock or otherwise) as may be determined by our board of directors (or a duly authorized committee of the board) may be declared and paid on our common stock and any other stock ranking equally with or junior to the Series A preferred stock from time to time out of any funds legally available for such payment, and the Series A preferred stock shall not be entitled to participate in any such dividend.

Redemption

The terms of the Series A preferred stock provide that the Series A preferred stock may not be redeemed prior to February 15, 2012 unless we have received aggregate gross proceeds from one or more qualified equity offerings (as described below) equal to $6 million, which equals 25% of the aggregate liquidation amount of the Series A preferred stock on the date of issuance. In such a case, we may redeem the Series A preferred stock, subject to the approval of Federal Reserve Board, in whole or in part, upon notice as described below, up to a maximum amount equal to the aggregate net cash proceeds received by us from such qualified equity offerings. A “qualified equity offering” is a sale and issuance for cash by us, to persons other than Heritage or its subsidiaries after November 21, 2008, of shares of perpetual preferred stock, common stock or a combination thereof, that in each case qualify as tier 1 capital of Heritage at the time of issuance under the applicable risk-based capital guidelines of the Federal Reserve Board. Qualified equity offerings do not include issuances made in connection with acquisitions, issuances of trust preferred securities and issuances of common stock and/or perpetual preferred stock made pursuant to agreements or arrangements entered into, or pursuant to financing plans that were publicly announced, on or prior to November 21, 2008.

The terms of the Series A preferred stock provide that on or after February 15, 2012, the Series A preferred stock may be redeemed at any time, subject to the approval of the Federal Reserve Board, in whole or in part, subject to notice as described below.

In any redemption, the redemption price is an amount equal to the per share liquidation amount plus accrued and unpaid dividends to but excluding the date of redemption.

The Series A preferred stock will not be subject to any mandatory redemption, sinking fund or similar provisions. Holders of shares of Series A preferred stock have no right to require the redemption or repurchase of the Series A preferred stock.

If fewer than all of the outstanding shares of Series A preferred stock are to be redeemed, the shares to be redeemed will be selected either pro rata from the holders of record of shares of Series A preferred stock in proportion to the number of shares held by those holders or in such other manner as our board of directors or a committee thereof may determine to be fair and equitable.

We will mail notice of any redemption of Series A preferred stock by first class mail, postage prepaid, addressed to the holders of record of the shares of Series A preferred stock to be redeemed at their respective last addresses appearing on our books. This mailing will be at least 30 days and not more than 60 days before the date fixed for redemption. Any notice mailed or otherwise given as described in this paragraph will be conclusively presumed to have been duly given, whether or not the holder receives the notice, and failure duly to give the notice by mail or otherwise, or any defect in the notice or in the mailing or provision of the notice, to any holder of Series A preferred stock designated for redemption will not affect the redemption of any other Series A preferred stock. Each notice of redemption will set forth the applicable redemption date, the redemption price, the place where shares of Series A preferred stock are to be redeemed, and the number of shares of Series A preferred stock to be redeemed (and, if less than all shares of Series A preferred stock held by the applicable holder, the number of shares to be redeemed from the holder).

Subsequent to our issuance of the Series A Preferred Stock, legislation was enacted that provides that subject to consulting with the appropriate federal banking agency (the Federal Reserve Board in our case), the U.S. Department of the Treasury must permit repayment of funds provided under the TARP Capital Purchase Program without regard to whether the institution which received the funds has replaced the funds from any other source. Accordingly, this legislation effectively permits us to currently cause the redemption of the Series A preferred stock, without regard to whether we have raised additional capital in a qualified equity offering or otherwise, subject to the Treasury’s consultation with the Federal Reserve Board. Upon our redemption of the Series A preferred stock, the warrant may be repurchased from the Treasury at its fair market value as agreed-upon by us and the Treasury.

Shares of Series A preferred stock that are redeemed, repurchased or otherwise acquired by us will revert to authorized but unissued shares of our preferred stock.

Liquidation Rights

In the event that we voluntarily or involuntarily liquidate, dissolve or wind up our affairs, holders of Series A preferred stock will be entitled to receive an amount per share, referred to as the total liquidation amount, equal to the fixed liquidation preference of $1,000 per share, plus any accrued and unpaid dividends, whether or not declared, to the date of payment. Holders of the Series A preferred stock will be entitled to receive the total liquidation amount out of our assets that are available for distribution to shareholders, after payment or provision for payment of our debts and other liabilities but before any distribution of assets is made to holders of our common stock or any other shares ranking, as to that distribution, junior to the Series A preferred stock.

If our assets are not sufficient to pay the total liquidation amount in full to all holders of Series A preferred stock and all holders of any shares of outstanding parity stock, the amounts paid to the holders of Series A preferred stock and other shares of parity stock will be paid pro rata in accordance with the respective total liquidation amount for those holders. If the total liquidation amount per share of Series A preferred stock has been paid in full to all holders of Series A preferred stock and other shares of parity stock, the holders of our common stock or any other shares ranking, as to such distribution, junior to the Series A preferred stock will be entitled to receive all of our remaining assets according to their respective rights and preferences.

For purposes of the liquidation rights, neither the sale, conveyance, exchange or transfer of all or substantially all of our property and assets, nor the consolidation or merger by us with or into any other corporation or by another corporation with or into us, will constitute a liquidation, dissolution or winding-up of our affairs.

Voting Rights

Except as indicated below or otherwise required by law, the holders of Series A preferred stock will not have any voting rights.

Election of Two Directors upon Non-Payment of Dividends. If the dividends on the Series A preferred stock have not been paid for an aggregate of six quarterly dividend periods or more (whether or not consecutive), the authorized number of directors then constituting our board of directors will be increased by two. Holders of Series A preferred stock, together with the holders of any outstanding parity stock with like voting rights, referred to as voting parity stock, voting as a single class, will be entitled to elect the two additional members of our board of directors, referred to as the preferred stock directors, at the next annual meeting (or at a special meeting called for the purpose of electing the preferred stock directors prior to the next annual meeting) and at each subsequent annual meeting until all accrued and unpaid dividends for all past dividend periods have been paid in full. The election of any preferred stock director is subject to the qualification that the election would not cause us to violate the corporate governance requirement of the NASDAQ (or any other exchange on which our securities may be listed) that listed companies must have a majority of independent directors.

Upon the termination of the right of the holders of Series A preferred stock and voting parity stock to vote for preferred stock directors, as described above, the preferred stock directors will immediately cease to be qualified as directors, their term of office shall terminate immediately and the number of authorized directors of Heritage will be reduced by the number of preferred stock directors that the holders of Series A preferred stock and voting parity stock had been entitled to elect. The holders of a majority of shares of Series A preferred stock and voting parity stock, voting as a class, may remove any preferred stock director, with or without cause, and the holders of a majority of the shares Series A preferred stock and voting parity stock, voting as a class, may fill any vacancy created by the removal of a preferred stock director. If the office of a preferred stock director becomes vacant for any other reason, the remaining preferred stock director may choose a successor to fill such vacancy for the remainder of the unexpired term.

Other Voting Rights. So long as any shares of Series A preferred stock are outstanding, in addition to any other vote or consent of shareholders required by law or by our articles of incorporation, the vote or consent of the holders of at least 66  2/3% of the shares of Series A preferred stock at the time outstanding, voting separately as a single class, given in person or by proxy, either in writing without a meeting or by vote at any meeting called for the purpose, shall be necessary for effecting or validating:

•

any amendment or alteration of our articles of incorporation to authorize or create or increase the authorized amount of, or any issuance of, any shares of, or any securities convertible into or exchangeable or exercisable for shares of, any class or series of capital stock ranking senior to the Series A preferred stock with respect to payment of dividends and/or distribution of assets on any liquidation, dissolution or winding up of Heritage;

•

any amendment, alteration or repeal of any provision of the certificate of designations for the Series A preferred stock so as to adversely affect the rights, preferences, privileges or voting powers of the Series A preferred stock; or

•	any consummation of a binding share exchange or reclassification involving the Series A preferred stock or of a merger or consolidation of Heritage with another entity, unless the shares of Series A preferred stock remain outstanding following any such transaction or, if Heritage is not the surviving entity, are converted into or exchanged for preference securities and such remaining outstanding shares of Series A preferred stock or preference securities have rights, preferences, privileges and voting powers that are not materially less favorable than the rights, preferences, privileges or voting powers of the Series A preferred stock, taken as a whole.

To the extent of the voting rights of the Series A preferred stock, each holder of Series A preferred stock will have one vote for each $1,000 of liquidation preference to which such holder’s shares of Series A preferred stock are entitled.

The foregoing voting provisions will not apply if, at or prior to the time when the vote or consent would otherwise be required, all outstanding shares of Series A preferred stock have been redeemed or called for redemption upon proper notice and sufficient funds have been set aside by us for the benefit of the holders of Series A preferred stock to effect the redemption.

DESCRIPTION OF WARRANT TO PURCHASE COMMON STOCK

The following is a brief description of the terms of the warrant that may be resold by the selling securityholders. This summary does not purport to be complete in all respects. This description is subject to and qualified in its entirety by reference to the warrant, a copy of which has been filed with the SEC and is also available upon request from us.

Shares of Common Stock Subject to the Warrant

The warrant is initially exercisable for 276,074 shares of our common stock. If we complete one or more qualified equity offerings on or prior to December 31, 2009 that result in our receipt of aggregate gross proceeds of not less than $24 million, which is equal to 100% of the aggregate liquidation preference of the Series A preferred stock, the number of shares of common stock underlying the warrant then held by the selling securityholders will be reduced by 50% to 138,037 shares. The number of shares subject to the warrant are subject to the further adjustments described below under the heading “Adjustments to the Warrant.”

Exercise of the Warrant

The initial exercise price applicable to the warrant is $13.04 per share of common stock for which the warrant may be exercised. The warrant may be exercised at any time on or before November 21, 2018 by surrender of the warrant and a completed notice of exercise attached as an annex to the warrant and the payment of the exercise price for the shares of common stock for which the warrant is being exercised. The exercise price may be paid either by the withholding by Heritage of such number of shares of common stock issuable upon exercise of the warrant equal to the value of the aggregate exercise price of the warrant determined by reference to the market price of our common stock on the trading day on which the warrant is exercised or, if agreed to by us and the warrantholder, by the payment of cash equal to the aggregate exercise price. The exercise price applicable to the warrant is subject to the further adjustments described below under the heading “Adjustments to the Warrant.”

Upon exercise of the warrant, certificates for the shares of common stock issuable upon exercise will be issued to the warrantholder. We will not issue fractional shares upon any exercise of the warrant. Instead, the warrantholder will be entitled to a cash payment equal to the market price of our common stock on the last day preceding the exercise of the warrant (less the pro-rated exercise price of the warrant) for any fractional shares that would have otherwise been issuable upon exercise of the warrant. We will at all times reserve the aggregate number of shares of our common stock for which the warrant may be exercised. We have listed the shares of common stock issuable upon exercise of the warrant with NASDAQ.

Rights as a Shareholder

The warrantholder shall have no rights or privileges of the holders of our common stock, including any voting rights, until (and then only to the extent) the warrant has been exercised.

Transferability

The initial selling securityholder may not transfer a portion of the warrant with respect to more than 138,037 shares of common stock until the earlier of the date on which Heritage has received aggregate gross proceeds from a qualified equity offering of at least $24 million and December 31, 2009. The warrant, and all rights under the warrant, are otherwise transferable.

Adjustments to the Warrant

Adjustments in Connection with Stock Splits, Subdivisions, Reclassifications and Combinations. The number of shares for which the warrant may be exercised and the exercise price applicable to the warrant will be proportionately adjusted in the event we pay stock dividends or make distributions of our common stock, subdivide, combine or reclassify outstanding shares of our common stock.

Anti-dilution Adjustment. Until the earlier of November 21, 2011 and the date the initial selling securityholder no longer holds the warrant (and other than in certain permitted transactions described below), if we issue any shares of common stock (or securities convertible or exercisable into common stock) for less than 90% of the market price of the common stock on the last trading day prior to pricing such shares, then the number of shares of common stock into which the warrant is exercisable and the exercise price will be adjusted. Permitted transactions include issuances:

•	as consideration for or to fund the acquisition of businesses and/or related assets;

•	in connection with employee benefit plans and compensation related arrangements in the ordinary course and consistent with past practice approved by our board of directors;

•

in connection with public or broadly marketed offerings and sales of common stock or convertible securities for cash conducted by us or our affiliates pursuant to registration under the Securities Act, or Rule 144A thereunder on a basis consistent with capital-raising transactions by comparable financial institutions (but do not include other private transactions); and

•	in connection with the exercise of preemptive rights on terms existing as of November 21, 2008.

Other Distributions. If we declare any stock dividends or distributions other than our historical, ordinary cash dividends, the exercise price of the warrant will be adjusted to reflect such distribution.

Certain Repurchases. If we effect a pro rata repurchase of common stock both the number of shares issuable upon exercise of the warrant and the exercise price will be adjusted.

Business Combinations. In the event of a merger, consolidation or similar transaction involving Heritage and requiring shareholder approval, the warrantholder’s right to receive shares of our common stock upon exercise of the warrant shall be converted into the right to exercise the warrant for the consideration that would have been payable to the warrantholder with respect to the shares of common stock for which the warrant may be exercised, as if the warrant had been exercised prior to such merger, consolidation or similar transaction.

DESCRIPTION OF COMMON STOCK

We have 15,000,000 shares of authorized common stock, no par value per share, of which 6,697,236 shares were outstanding as of November 21, 2008.

Holders of our common stock are entitled to receive dividends if, as and when declared by our board of directors out of any funds legally available for dividends. Holders of our common stock are also entitled, upon our liquidation, and after claims of creditors and the preferences of Series A preferred stock, and any other class or series of preferred stock outstanding at the time of liquidation, to receive, pro rata, our net assets. We may pay dividends on our common stock only if we have paid or provided for all dividends on our outstanding series of preferred stock, for the then current period and, in the case of any cumulative preferred stock, all prior periods.

Our Series A preferred stock has, and any other series of preferred stock upon issuance will have, preference over our common stock with respect to the payment of dividends and the distribution of assets in the event of our liquidation or dissolution. Our preferred stock also has such other preferences as currently, or as may be, fixed by our board of directors.

The securities purchase agreement between us and the U.S. Department of the Treasury provides that prior to the earlier of (i) November 21, 2011 and (ii) the date on which all of the shares of the Series A preferred stock have been redeemed by us or transferred by Treasury to third parties, we may not, without the consent of the Treasury, (a) increase the cash dividend on our common stock above $0.14 per share or (b) subject to limited exceptions, redeem, repurchase or otherwise acquire shares of our common stock or preferred stock other than the Series A preferred stock or any trust preferred securities then outstanding.

Except as described below under “Certain Anti-Takeover Provisions—Restrictions on Voting Rights,” holders of our common stock are entitled to one vote for each share that they hold and are vested with all of the voting power except as our board of directors has provided, or may provide in the future, with respect to preferred stock or any other class or series of preferred stock that the board of directors may hereafter authorize. Shares of our common stock are not redeemable, and have no subscription, conversion or preemptive rights.

Our common stock is listed on NASDAQ Global Select Market. The transfer agent and registrar for our common stock is Computershare.

DESCRIPTION OF PREFERRED STOCK

Under our articles of incorporation, our board of directors has the authority to issue 2,500,000 shares of preferred stock in one or more series and to fix, determine or amend the relative rights and preferences of the shares of any series so established, within the limitations set forth in the Washington Business Corporation Act (“WBCA”), relating to the powers, designations, rights, preferences, and restrictions thereof, including, but not limited to:

•	dividend rights;

•	conversion rights;

•	voting rights;

•	redemption terms;

•	liquidation preferences; and

•	the number of shares constituting each such series, without any further vote or action by our shareholders.

Our board of directors has already designated the Series A preferred stock, as described under “Description of Series A Preferred Stock,” and 24,000 shares have been issued. As noted above, our board of directors, without the approval of the holders of our common stock or the Series A preferred stock (except as may be required under the terms of the Series A preferred stock, as described under “Description of Series A Preferred Stock-Voting Rights,” or by the listing standards of the NASDAQ Stock Market or any other securities exchange or quotation system on which our securities may then be listed or quoted), has the authority under our articles of incorporation to issue the remaining 2,476,000 shares of preferred stock with rights superior to the rights of the holders of common stock.

CERTAIN ANTI-TAKEOVER PROVISIONS

The provisions of our articles of incorporation, our bylaws, and Washington law summarized in the following paragraphs may have anti-takeover effects and could delay, defer, or prevent a tender offer or takeover attempt that a shareholder might consider to be in such shareholder’s best interest, including those attempts that might result in a premium over the market price for the shares held by shareholders, and may make removal of the incumbent management and directors more difficult.

Authorized Shares

Our articles of incorporation authorize the issuance of 15,000,000 shares of common stock and 2,500,000 shares of preferred stock. These shares of common stock and preferred stock provide our board of directors with as much flexibility as possible to effect, among other transactions, financings, acquisitions, stock dividends, stock splits and the exercise of employee stock options. However, these additional authorized shares may also be used by the board of directors consistent with its fiduciary duty to deter future attempts to gain control of us. The board of directors also has sole authority to determine the terms of any one or more series of preferred stock, including voting rights, conversion rates, and liquidation preferences. As a result of the ability to fix voting rights for a series of preferred stock, the board has the power to the extent consistent with its fiduciary duty to issue a series of preferred stock to persons friendly to management in order to attempt to block a tender offer, merger or other transaction by which a third party seeks control of us, and thereby assist members of management to retain their positions.

Restrictions on Voting Rights

Our articles of incorporation provide for restrictions on voting rights of shares owned in excess of 10% of any class of our equity securities. Specifically, our articles of incorporation provide that if any person or group acting in concert acquires the beneficial ownership of more than 10% of any class of our equity securities without the prior approval by a two-thirds vote of our “Continuing Directors,” (as defined therein) then, with respect to each vote in excess of 10% of the voting power of our outstanding shares of voting stock which such person would otherwise have been entitled to cast, such person shall be entitled to cast only one-hundredth of one vote per share. Exceptions from this limitation are provided for, among other things, any proxy granted to one or more of our “Continuing Directors” and for our employee benefit plans. Under our articles of incorporation, the restriction on voting shares beneficially owned in violation of the foregoing limitations is imposed automatically, and the articles of incorporation provide that a majority of our Continuing Directors have the power to construe the forgoing restrictions and to make all determinations necessary or desirable to implement these restrictions. These restrictions would, among other things, restrict voting power of a beneficial owner of more than 10% of our outstanding shares of common stock in a proxy contest or on other matters on which such person is entitled to vote.

Board of Directors

Our board of directors is divided into three classes, each of which contains approximately one-third of the members of the board. The members of each class are elected for a term of three years, with the terms of office of all members of one class expiring each year so that approximately one-third of the total number of directors is elected each year. The classification of directors, together with the provisions in our articles of incorporation described below that limit the ability of shareholders to remove directors and that permit only the remaining directors to fill any vacancies on the board of directors, have the effect of making it more difficult for shareholders to change the composition of the board of directors. As a result, at least two annual meetings of shareholders will be required for the shareholders to change a majority of the directors, whether or not a change in the board of directors would be beneficial and whether or not a majority of shareholders believe that such a change would be desirable.

Our articles of incorporation provide that the size of the board shall be not less than five or more than 25 (exclusive of directors to be elected by the holders of any series of preferred stock then outstanding, voting separately as a class) as set in accordance with our bylaws. In accordance with the bylaws, the number of directors is currently set at ten. The articles of incorporation provide that any vacancy occurring in the board, including a vacancy created by an increase in the number of directors, shall be filled by a vote of two-thirds of the directors then in office and any director so chosen shall hold office for a term expiring at the annual meeting of shareholders at which the term of the class to which the director has been chosen expires. The classified board is intended to provide for continuity of the board of directors and to make it more difficult and time consuming for a shareholder group to fully use its voting power to gain control of the board of directors without the consent of incumbent members of the board. The articles of incorporation further provide that a director may be removed from the board of directors prior to the expiration of his term only for cause and only upon the vote of the holders of at least 66 2/3% of the outstanding shares of capital stock entitled to vote generally in the election of directors, voting as a single class.

The foregoing description of our board of directors does not apply with respect to directors that may be elected by the holders of the Series A preferred stock in the event we do not pay dividends on the Series A preferred stock for six or more dividend periods (see “Description of Series A Preferred Stock—Voting Rights”) or to directors elected by the holders of any other series of preferred stock then outstanding.

Cumulative Voting, Special Meetings and Action by Written Consent.

Our articles of incorporation do not provide for cumulative voting for any purpose. Our bylaws provide that special meetings of shareholders may be called only by the Chairman of the Board, our Chief Executive Officer, a majority of the board of directors, or any shareholder or shareholders holding in the aggregate at least ten percent of all shares entitled to vote at the special meeting. The WBCA provides that any action taken by written consent in lieu of a shareholder meeting must receive the consent of all shareholders entitled to vote on the action.

Shareholder Vote Required to Approve Business Combinations with Principal Shareholders.

The articles of incorporation require the approval of the holders of at least 66 2/3% of the total shares attributable to persons other than a “Control Person” (as defined therein), considered as one class, to approve certain “Business Combinations” (as defined therein) involving a Control Person except in cases where the proposed transaction has been approved in advance by a majority of the “Continuing Directors” (as defined therein). The term “Control Person” is defined to include any individual, corporation, partnership or other entity which, together with the affiliates and associates of such person or entity, owns beneficially 20% or more of the outstanding shares of the common stock of Heritage Financial Corporation or an affiliate or associate of such person or entity. The term “Continuing Director” means a director of Heritage Financial Corporation who was a director prior to the time when the Control Person became the beneficial owner of 10% or more of the outstanding shares of the common stock of Heritage Financial Corporation or who was designated as a Continuing Director before initially becoming a director by a majority of the Continuing Directors. The term “Business Combination” is defined to include: (i) any merger or consolidation of Heritage Financial Corporation with or into a Control Person; (ii) any sale, lease, exchange, transfer, or other disposition of 10% or more of the assets of Heritage Financial Corporation, or of a subsidiary, to a Control Person; (iii) any merger or consolidation of a Control Person with or into Heritage Financial Corporation or a subsidiary of Heritage Financial Corporation; (iv) any sale, lease, exchange, transfer, or other disposition of 10% or more of the assets of a Control Person to Heritage Financial Corporation or a subsidiary of Heritage Financial Corporation; (v) the issuance of any securities of Heritage Financial Corporation or a subsidiary of Heritage Financial Corporation to a Control Person; (vi) the acquisition by Heritage Financial Corporation or a subsidiary of Heritage Financial Corporation of any securities of a Control Person; (vii) any reclassification of common stock of Heritage Financial Corporation, or any recapitalization involving the common stock of Heritage Financial Corporation, consummated within five years after a Control Person becomes a Control Person; or (viii) any agreement or other arrangement providing for any of the foregoing.

Washington law imposes restrictions on certain transactions between a corporation and certain significant shareholders. Chapter 23B.19 of the WBCA prohibits a “target corporation,” with certain exceptions, from engaging in certain “significant business transactions” with an “Acquiring Person” who acquires 10% or more of the voting securities of a target corporation for a period of five years after such acquisition, unless the transaction or acquisition of shares is approved by a majority of the members of the target corporation’s board of directors prior to the date of the acquisition or, at or subsequent to the date of the acquisition, the transaction is approved by a majority of the members of the target corporation’s board of directors and authorized at a shareholders’ meeting by the vote of at least two-thirds of the outstanding voting shares of the target corporation, excluding shares owned or controlled by the Acquiring Person. The prohibited transactions include, among others, a merger or consolidation with, disposition of assets to, or issuance or redemption of stock to or from, the Acquiring Person, termination of 5% or more of the employees of the target corporation as a result of the Acquiring Person’s acquisition of 10% or more of the shares, or allowing the Acquiring Person to receive any disproportionate benefit as a shareholder. After the five-year period during which significant business transactions are prohibited, certain significant business transactions may occur if certain “fair price” criteria or shareholder approval requirements are met. Target corporations include all publicly-traded corporations incorporated under Washington law, as well as publicly traded foreign corporations that meet certain requirements.

Regulatory Restrictions on Ownership

The Bank Holding Company Act requires any “bank holding company,” as defined in the Bank Holding Company Act, to obtain the approval of the Federal Reserve Board prior to the acquisition of 5% or more of our common stock. Any person, other than a bank holding company, is required to obtain prior approval of the Federal Reserve Board to acquire 10% or more of our common stock under the Change in Bank Control Act. Any holder of 25% or more of our common stock, or a holder of 5% or more if such holder otherwise exercises a “controlling influence” over us, is subject to regulation as a bank holding company under the Bank Holding Company Act.

Amendment of Articles of Incorporation and Bylaws

Generally, amendments to our articles of incorporation must be approved by our board of directors by a majority vote of the board and by our shareholders by a majority of the voting group comprising all the votes entitled to be cast on the proposed amendment, and a majority of each other voting group entitled to vote separately on the proposed amendment; provided, however, that the affirmative vote of the holders of at least 66 2/3% of the voting power of all the then-outstanding shares of the stock entitled to vote generally in the election of directors (giving effect to the 10% voting limitation described above), voting together as a single class, is required to amend or repeal certain provisions of the articles of incorporation, including the provisions relating to the number of directors, classification of the board and the filling of board vacancies, the 10% voting limitation, “Business Combinations” with “Control Persons” and indemnification. Our bylaws may be amended by our board of directors by vote of a majority of the whole board or by our shareholders by the affirmative vote of a majority of the shares represented and entitled to vote on the subject matter.

The cumulative effect of the restrictions on a potential acquisition of us that are contained in our articles of incorporation and bylaws, and federal and Washington law, may be to discourage potential takeover attempts and perpetuate incumbent management, even though certain shareholders may deem a potential acquisition to be in their best interests, or deem existing management not to be acting in their best interests.

PLAN OF DISTRIBUTION

The Company

We may sell the securities being offered hereby to one or more underwriters for public offering and sale by them and may also sell the securities directly or through agents. We will name any underwriter or agent involved in the offer and sale of securities in the applicable prospectus supplement. We have also reserved the right to sell or exchange securities directly to investors on our own behalf in those jurisdictions where we are authorized to do so.

We may distribute the securities from time to time in one or more transactions (a) at a fixed price; (b) at market prices prevailing at the time of sale; (c) at prices related to such prevailing market prices; or (d) at negotiated prices.

We may also, from time to time, authorize dealers, acting as our agents, to offer and sell securities upon the terms and conditions set forth in the applicable prospectus supplement. In connection with the sale of securities, we, or the purchasers of securities for whom the underwriters may act as agents, may compensate the underwriters in the form of underwriting discounts or commissions. Underwriters may sell the securities to or through dealers, and those dealers may receive compensation in the form of discounts or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agent. Each prospectus supplement will indicate if an agent will be acting on a best efforts basis and a dealer will purchase securities as a principal, and resell the securities at varying prices to be determined by the dealer; or if the underwriter has undertaken to sell the securities in a firm underwritten offering. Pursuant to a requirement by FINRA, the maximum commission or discount to be received by any FINRA member or independent broker/dealer may not be greater than 8% of the gross proceeds received by us for the sale of any securities being registered pursuant to SEC Rule 415.

Selling Securityholders

The selling securityholders and their successors, including their transferees, may sell the securities directly to purchasers or through underwriters, broker-dealers or agents, who may receive compensation in the form of discounts, concessions or commissions from the selling securityholders or the purchasers of the securities. These discounts, concessions or commissions as to any particular underwriter, broker-dealer or agent may be in excess of those customary in the types of transactions involved.

The securities may be sold in one or more transactions at fixed prices, at prevailing market prices at the time of sale, at varying prices determined at the time of sale or at negotiated prices. These sales may be effected in transactions, which may involve crosses or block transactions:

•

on any national securities exchange or quotation service on which the preferred stock or the common stock may be listed or quoted at the time of sale, including, as of the date of this prospectus, NASDAQ in the case of the common stock;

•	in the over-the-counter market;

•	in transactions otherwise than on these exchanges or services or in the over-the-counter market; or

•	through the writing of options, whether the options are listed on an options exchange or otherwise.

In addition, any securities that qualify for sale pursuant to Rule 144 under the Securities Act may be sold under Rule 144 rather than pursuant to this prospectus.

In connection with the sale of the securities or otherwise, the selling securityholders may enter into hedging transactions with broker-dealers, which may in turn engage in short sales of the common stock issuable upon exercise of the warrant in the course of hedging the positions they assume. The selling securityholders may also sell short the common stock issuable upon exercise of the warrant and deliver common stock to close out short positions, or loan or pledge the Series A preferred stock or the common stock issuable upon exercise of the warrant to broker-dealers that in turn may sell these securities.

The aggregate proceeds to the selling securityholders from the sale of the securities will be the purchase price of the securities less discounts and commissions, if any.

In effecting sales, broker-dealers or agents engaged by the selling securityholders may arrange for other broker-dealers to participate. Broker-dealers or agents may receive commissions, discounts or concessions from the selling securityholders in amounts to be negotiated immediately prior to the sale.

In offering the securities covered by this prospectus, the selling securityholders and any broker-dealers who execute sales for the selling securityholders may be deemed to be “underwriters” within the meaning of Section 2(a)(11) of the Securities Act in connection with such sales. Any profits realized by the selling securityholders and the compensation of any broker-dealer may be deemed to be underwriting discounts and commissions. Selling securityholders who are “underwriters” within the meaning of Section 2(a)(11) of the Securities Act will be subject to the prospectus delivery requirements of the Securities Act and may be subject to certain statutory and regulatory liabilities, including liabilities imposed pursuant to Sections 11, 12 and 17 of the Securities Act and Rule 10b-5 under the Securities Exchange Act of 1934, or the Exchange Act.

In order to comply with the securities laws of certain states, if applicable, the securities must be sold in such jurisdictions only through registered or licensed brokers or dealers. In addition, in certain states the securities may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

The anti-manipulation rules of Regulation M under the Exchange Act may apply to sales of securities pursuant to this prospectus and to the activities of the selling securityholders. In addition, we will make copies of this prospectus available to the selling securityholders for the purpose of satisfying the prospectus delivery requirements of the Securities Act, which may include delivery through the facilities of the NASDAQ pursuant to Rule 153 under the Securities Act.

At the time a particular offer of securities is made, if required, a prospectus supplement will set forth the number and type of securities being offered and the terms of the offering, including the name of any underwriter, dealer or agent, the purchase price paid by any underwriter, any discount, commission and other item constituting compensation, any discount, commission or concession allowed or reallowed or paid to any dealer, and the proposed selling price to the public.

We do not intend to apply for listing of the Series A preferred stock on any securities exchange or for inclusion of the Series A preferred stock in any automated quotation system unless requested by the initial selling shareholder. No assurance can be given as to the liquidity of the trading market, if any, for the Series A preferred stock.

We have agreed to indemnify the selling securityholders against certain liabilities, including certain liabilities under the Securities Act. We have also agreed, among other things, to bear substantially all expenses (other than underwriting discounts and selling commissions) in connection with the registration and sale of the securities covered by this prospectus.

SELLING SECURITYHOLDERS

On November 21, 2008, we issued the securities covered by this prospectus to the United States Department of Treasury, which is the initial selling securityholder under this prospectus, in a transaction exempt from the registration requirements of the Securities Act. The initial selling securityholder, or its successors, including transferees, may from time to time offer and sell, pursuant to this prospectus or a supplement to this prospectus, any or all of the securities they own. The securities to be offered under this prospectus for the account of the selling securityholders are:

•	24,000 shares of Series A preferred stock, representing beneficial ownership of 100% of the shares of Series A preferred stock outstanding on the date of this prospectus;

•	a warrant to purchase 276,074 shares of our common stock, representing beneficial ownership of approximately 4.0% of our common stock as of November 21, 2008; and

•	276,074 shares of our common stock issuable upon exercise of the warrant, which shares, if issued, would represent ownership of approximately 4.0% of our common stock as of November 21, 2008.

For purposes of this prospectus, we have assumed that, after completion of the offering, none of the securities covered by this prospectus will be held by the selling securityholders.

Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the securities. To our knowledge, the initial selling securityholder has sole voting and investment power with respect to the securities.

We do not know when or in what amounts the selling securityholders may offer the securities for sale. The selling securityholders might not sell any or all of the securities offered by this prospectus. Because the selling securityholders may offer all or some of the securities pursuant to this offering, and because currently no sale of any of the securities is subject to any agreements, arrangements or understandings, we cannot estimate the number of the securities that will be held by the selling securityholders after completion of the offering.

Other than with respect to the acquisition of the securities, the initial selling securityholder has not had a material relationship with us.

Information about the selling securityholders may change over time and changed information will be set forth in supplements to this prospectus if and when necessary.

LEGAL MATTERS

Certain legal matters will be passed upon for us by Breyer & Associates PC, McLean, Virginia.

EXPERTS

The consolidated financial statements of Heritage Financial Corporation and subsidiaries as of December 31, 2007 and 2006, and for each of the years in the three-year period ended December 31, 2007, and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2007 have been incorporated by reference herein in reliance upon the report of KPMG LLP, independent registered public accounting firm, incorporated herein by reference, and upon the authority of said firm as experts in accounting and auditing. The audit report on the aforementioned consolidated financial statements, dated March 5, 2008, refers to Heritage’s adoption of Statement of Financial Accounting Standards No. 123 (revised 2004), Share-Based Payment, as of January 1, 2006.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the SEC. Our SEC filings are available to the public over the Internet at the SEC’s website at http://www.sec.gov. Copies of certain information filed by us with the SEC are also available on our website at http://www.hf-wa.com. Our website is not a part of this prospectus. You may also read and copy any document we file at the SEC’s public reference room, 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference room.

Because our common stock is listed on the NASDAQ, you may also inspect reports, proxy statements and other information at the offices of NASDAQ, One Liberty Plaza, New York, New York 10006.

The SEC allows us to “incorporate by reference” information we file with it, which means that we can disclose important information to you by referring you to other documents. The information incorporated by reference is considered to be a part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. In all cases, you should rely on the later information over different information included in this prospectus.

We incorporate by reference the documents listed below and all future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act, prior to the termination of the offering, except to the extent that any information contained in such filings is deemed “furnished” in accordance with SEC rules:

•	Annual Report on Form 10-K for the year ended December 31, 2007;

•	Quarterly Reports on Form 10-Q for the quarters ended March 31, 2008, June 30, 2008 and September 30, 2008;

•	Current Reports on Form 8-K filed on January 28, 2008, April 24, 2008, July 14, 2008, July 24, 2008, October 24, 2008, November 5, 2008, and November 25, 2008; and

•	Registration Statement on Form 8-A (relating to our common stock) filed on January 6, 1998 and the description of our common stock incorporated therein by reference.

You may request a copy of these filings, at no cost, by writing or telephoning us at the following address:

Heritage Financial Corporation

201 Fifth Avenue S.W.

Olympia, Washington 98501

Telephone: (360) 943-1500

Attn: Corporate Secretary

3,775,000 Shares

Common Stock

PROSPECTUS SUPPLEMENT

Keefe, Bruyette & Woods

D.A. Davidson & Co.

September 16, 2009